
11005857
belk
MODERN. SOUTHERN. STYLE.
FY11
Annual Report

Belk, Inc.

Directors And Officers

Directors

Thomas M. Belk, Jr.
Chairman and
Chief Executive Officer

John R. Belk
President and
Chief Operating Officer

H .W. McKay Belk
Vice Chairman

Jerri L. DeVard
Executive Vice President of
Marketing and Communications
Nokia

J. Kirk Glenn, Jr.
Retired Chairman
and Manager
Quality Oil Company

Elizabeth Valk Long
Retired
Executive Vice President
Time Inc.

Thomas C. Nelson
Chairman and
Chief Executive Officer
National Gypsum Company

John R. Thompson
Senior Vice President and
General Manager
BestBuy.com

John L. Townsend, III
Managing Partner and
Chief Operating Officer
Tiger Management LLC

Honorary Director

Sarah Belk Gambrell

Executive Officers

Thomas M. Belk, Jr.
Chairman and
Chief Executive Officer

John R. Belk
President and
Chief Operating Officer

Kathryn Bufano
President and
Chief Merchandising Officer

Ralph A. Pitts
Executive Vice President,
General Counsel and Secretary

Brian T. Marley
Executive Vice President
and Chief Financial Officer


MODERN. SOUTHERN. STYLE.

To Our Stockholders:

Fiscal 2011 was a milestone year for our company. We adopted a new mission and vision, affirmed six core values and launched a bold new brand promising "Modern.Southern.Style." While developing and rolling out our new brand, we achieved comparable store sales growth above our major competitors and nearly doubled last year's profitability. A strong balance sheet also enabled us to invest in a number of key initiatives aimed at driving sales and positioning the company for future growth.

Financial highlights of our fiscal 2011 results include:

- Total sales increased five percent to $3.5 billion compared to the prior year. The company led its key department store competitors in comparable store sales growth for the year with a 5.1 percent increase.
- Net income increased 90.2 percent to $127.6 million compared to net income of $67.1 million in the prior year. The increase was due primarily to higher sales and margin, lower impairments and improved expense leverage. Net income excluding non-comparable items for the year was $127.4 million compared to $95.2 million for the prior year. A detailed reconciliation of net income to net income excluding non-comparable items is included on page 7 of this Annual Report.
- The Board of Directors declared a regular dividend of $0.55 per share for shareholders of record on March 30, 2011 and authorized a stock repurchase of up to 2.2 million shares of the company's common stock at a price of $33.70 per share.

Branding for the Future

The development and launch of our new brand last year was a defining moment in the history of Belk. In the 43 years since the company adopted its "Big B" logo and identity program, we have evolved into a strong growth company with a desire to expand our market reach by attracting more of today's modern customers. The time was right for Belk to find a new expression of who we are, where we are heading and what we want our company to stand for going forward.

Over a period of 18 months, led by our Rebranding Steering Committee, we developed a new brand that is a fresh, dynamic statement of all that is essential about Belk. After months of study and deliberation supported by extensive internal and external research and fact-finding, we developed and adopted a branding platform that includes a new mission, vision and values.

Our Mission

To satisfy the modern Southern lifestyle like no one else, so that our customers get the fashion they desire and the value they deserve.

Our Vision

For the modern Southern woman to count on Belk first. For her, for her family, for life.

Our Values

- Be encouraging of growth and change.
- Be proud of our rich heritage.
- Be involved in our communities.
- Be relentless with customer care.
- Be committed to the success of our associates.
- Be the best at what we do.

The success of the rebranding initiative was the result of a huge team effort that required careful planning and dedicated efforts on the part of managers and associates from throughout the company. The launch encompassed numerous special meetings and events to introduce our new brand to associates, vendors and customers. It included the installation of new exterior signs in 60 store locations by the end of last year with installations in all other locations scheduled for completion by September 2011. We also produced new interior signing, advertising collateral and supply items in the stores, distribution centers and offices, including shopping bags, gift boxes, hangers, business cards, letterhead, note cards, gift cards, rugs, and countless other items.

In addition, newly designed Belk charge cards featuring our new logo were re-issued in October to Belk Elite and Premier customers, and to Belk Rewards cardholders this spring. A store focus on driving new charge accounts, combined with the re-issue, contributed $37.2 million in incremental sales from October through December and increased overall credit sales for the same period by nine percent.

The launch of our new brand also marked the beginning of an ongoing process to enhance and reinvigorate our workplace culture to make Belk an employer of choice and a competitive leader in our industry. A top priority throughout our branding rollout process was to communicate and engage with associates to gain their understanding and support of our new mission, vision and values. We wanted to convey that branding is much more than changing the logo signs on the store. It involves applying the beliefs instilled in our branding statements into our daily decision-making and behavior. We believe that by working together, we can fulfill the promises of our new brand and achieve our aspirations for long term growth and success.

A New Look In Advertising

As we rolled out our new brand in fresh new advertising campaigns, we also made a substantial shift in our media mix to harness the power of television and interactive media. Our online advertising generated nearly one billion impressions, and television commercials combined our value message with images reflecting the essence of "Modern.Southern.Style."

In response to growing trends, the company initiated a social media strategy last spring with the goal of establishing a strong presence for Belk in the world of online interactive media. The Belk Facebook page was an immediate hit upon its launch last April with thousands of fans signing up to follow Belk online and the number of fans today growing to nearly 155,000. Under the direction of a full-time social media manager, we are expanding our social media reach to connect with and engage customers through Twitter, YouTube, blogs, email and mobile phones.

Another exciting element of our rebranding campaign last fall was our agreement with Charlotte Collegiate Football to name Belk as the title sponsor of the annual college bowl game played at Bank of America Stadium in Charlotte beginning this year. College football is an important part of the Southern lifestyle, and this is a perfect opportunity for us to extend our brand exposure to millions of fans across our market area and beyond.

Strategic Merchandising Initiatives

We made great strides during the past year with the implementation of a major restructuring of our entire merchandising organization and an overhaul of the tools and functions used for planning and buying merchandise. Our feminine apparel team has completed the transition to the new structure, with the balance of the merchandise areas scheduled to be transitioned by this June. New buyer/planner teams have been formed and trained to work in a collaborative team environment where they plan, purchase and travel to market together to provide merchandise assortments tailored to match the needs of our stores and customers regardless of location.

Our Belk private brands business continues to be a major contributor to our success, and we are investing in the business with a goal to increase private brands sales penetration to 30 percent by fiscal year 2013. We have expanded our team of fashion and textile designers to give the company a greater capacity to create updated looks and unique styles for popular Belk brands such as Madison, ND New Directions, Red Camel juniors and Red Camel young men's. Belk is launching two exciting new private brand lines in fiscal year 2012 — ND Weekend and Via Neroli shoes.

eCommerce

We believe that eCommerce provides a critical growth opportunity for Belk, and we strengthened the business in fiscal 2011 by implementing systems improvements, expanding our online merchandise assortments, increasing our multi-media marketing and implementing social community engagement strategies. The improvements are also helping drive sales in our stores as more and more customers visit our Belk.com website to learn about the latest merchandise offerings and sales promotions.

To accommodate the rapid growth of our eCommerce business, we have expanded our fulfillment center in Pineville, N.C. by 117,000 square feet to a total of 254,000 square feet. The additional space will also make room for the relocation of our bridal and guild merchandise pool stock from the Blythewood, S.C. distribution center this year. Starting in June, merchandise orders placed through our stores' item locator system will be directed first to the fulfillment center for processing and subsequently to the 12 stores now serving as fulfillment sites for item locator orders.

Information Technology

We continued to make major investments in information technology last year to expand our eCommerce business and provide improved decision making tools that enable management to react quickly to changing sales trends, improve merchandise mix, distribute merchandise based on individual market needs and manage inventory levels based on customer demand. Key systems initiatives last year included enhancements to the belk.com website and its fulfillment center, implementation of price optimization and product life cycle management software, supply chain enhancements and the in-sourcing of several technology roles such as product management and system analysis functions.

Over the next three years, we plan to invest $150 million to repair and rebuild our core information systems and technology. This will provide the tools to enable us to deliver a variety of new business capabilities, such as a new suite of merchandising applications, a new data warehouse, a new point-of-sale system and a new eCommerce platform that aims to create a seamless, omni-channel shopping experience for our customers.

Store Improvements

We completed 10 major store remodels last year and opened one new store last spring in Port Orange, Fla. We also continued our departmental expansion and remodeling program in targeted merchandise areas that included the completion of 16 shoe department expansions and remodels, 209 new denim shops and 19 fashion jewelry remodels featuring an open-sell concept.

This year, the company plans to open one new replacement store in Corinth, Miss. and complete expansions and remodels of 10 other stores. Other improvement projects scheduled for completion during the year include 32 shoe department expansions and remodels, 97 new denim shops and 64 fashion jewelry department remodels.

Sustainability

A new Sustainability Committee comprised of Belk associates was formed last year to develop and initiate a sustainability framework for the company that identifies long term environmental goals for reducing our carbon footprint and minimizing our impact on the environment. In addition, our new Port Orange, Fla. store building received the LEED Silver certification from the U.S. Green Building Council. Current sustainability initiatives encompass recycling, increasing energy efficiency, store construction, reduction of product packaging materials, and use of solar energy. Belk creates awareness and provides information on sustainability issues and efforts via a new web page on Belk.com, and also a new website created for associates on the Belk intranet.

Giving Back

Being involved in our communities is a value of Belk that has long resonated with associates and customers alike. Our tradition of giving back to the community continued last year through our support of numerous fund-raising and charitable activities involving thousands of our associates and customers. This included our company-wide charity sales, which raised $9.5 million to benefit hundreds of deserving charities, schools and other non-profit causes and organizations throughout the South.

We have set a goal of contributing 2.5 percent of our pre-tax profits to support charitable efforts in three major focus areas: education, breast cancer awareness and research, and building stronger communities. Last fall, Belk began a three-year, $3 million commitment to Susan G. Komen for the Cure, and has already presented the first $1 million to Komen to help fund breast cancer awareness and research initiatives that benefit many women who live in Belk markets. In addition, The Belk Foundation, a family foundation that is an important part of Belk's legacy of giving, separately awarded grants totaling more than $2.5 million in support of its newly refined focus on education.

Our Belk Team: The Best in the Business

In recounting the accomplishments and results of the past year, one thing becomes clear. Our progress and achievements are the result of the hard work, dedication and sacrifices of the some 24,000 Belk associates who work in our stores, offices and distribution centers with one common goal — to take care of customers and make our company the best it can be.

I am very proud of the results produced by our outstanding Belk team last year. Our associates are the best and brightest in the business, and they know how to meet the needs of the modern Southern lifestyle better than anyone. They are the reason the future is so bright for Belk and why we have every reason to expect that our growth and success will continue long into the future.

Being committed to the success of our associates is another one of our six core values that we take to heart. Our goal is to continue to attract, retain and develop people who will do the best job of taking care of customers and helping us fulfill our mission to give customers the fashion they desire and the value they deserve. We also continue to be committed to diversity and inclusion, which enhances both our company culture and our brand image.

A Bright Future, Full of Promise

The successes of fiscal 2011 place us in a solid financial position and give us the flexibility to make substantial investments in the company that will further strengthen our competitive position and enable even greater growth going forward.

This is one of the high moments in the history of Belk, and I have never been more pleased and excited about the results we have achieved and the opportunities that await us. On behalf of our management team, I want to express sincere thanks to the members of our Board of Directors whose leadership and contributions were critical to the success of the past year. I also offer my deep gratitude to our associates and to you, our stockholders, for your confidence, trust and support.

We hope you share the pride and the winning spirit that we feel as we embrace our bold new brand and pledge to fulfill our promise to customers to deliver "Modern.Southern.Style." and a memorable and satisfying experience with every shopping visit.

Sincerely,

Thomas M. Belk, Jr.
Chairman of the Board and
Chief Executive Officer

BUSINESS OF THE COMPANY

Business Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned mainline department store business in the United States, with 305 stores in 16 states, primarily in the southern United States as of the end of fiscal year 2011. The Company generated revenues of $3.5 billion for the fiscal year ended January 29, 2011, and together with its predecessors, has been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Although the Company operates 93 stores that exceed 100,000 square feet in size, the majority of Belk stores range in size from 60,000 to 100,000 square feet. Most of the Belk stores are anchor tenants in major regional malls or in open-air shopping centers in medium and smaller markets. In the aggregate, the Belk stores occupy approximately 22.8 million square feet of selling space.

Management of Belk's store operations is organized into three regional operating divisions, with each unit headed by a division chairman and a director of stores. Each division supervises a number of stores and maintains an administrative office in the markets served by the division. Division offices execute centralized initiatives at the individual stores, and their primary activities relate to providing management and support for the personnel, operations and maintenance of the Belk stores in their regions. These divisions are not considered segments for financial reporting purposes.

Belk Stores Services, Inc., a subsidiary of Belk, Inc., and its subsidiary Belk Administration Company, along with Belk International, Inc., a subsidiary of Belk, Inc., and its subsidiary, Belk Merchandising Company LLC (collectively "BSS"), coordinate the operations of Belk stores on a company-wide basis. BSS provides a wide range of services to the Belk division offices and stores, such as merchandising, merchandise planning and allocation, advertising and sales promotion, information systems, human resources, public relations, accounting, real estate and store planning, credit, legal, tax, distribution and purchasing.

Business Strategy

Belk adopted a new mission and vision as part of its re-branding launch in the third quarter of fiscal year 2011. The mission is "to satisfy the modern Southern lifestyle like no one else, so that our customers get the fashion they desire and the value they deserve." The vision is "for the modern Southern woman to count on Belk first. For her, for her family, for life."

The Company seeks to maximize its sales opportunities by providing quality merchandise assortments of fashion goods that differentiate its stores from competitors. Belk merchants and buyers monitor fashion merchandising trends, shop domestic and international markets and leverage relationships with key vendors in order to provide the latest seasonal assortments of most-wanted styles and brands of merchandise. Through merchandise planning and allocation, the Company tailors its assortments to meet the particular needs of customers in each market. The Company conducts customer research and participates in market studies on an ongoing basis in order to obtain information and feedback from customers that will enable it to better understand their merchandise needs and service preferences.

The Company's marketing and sales promotion strategy seeks to attract customers to shop at Belk by keeping them informed of the latest fashion trends, merchandise offerings, and sales promotions through a combination of advertising and interactive media, including direct mail, circulars, broadcast, Internet, social media (including Facebook, Twitter and YouTube) and in-store special events. Belk uses its proprietary database to communicate directly to key customer constituencies with special offers designed to appeal to these specific audiences. The sales promotions are designed to promote attractive merchandise brands and styles at compelling price values with adequate inventories planned and allocated to ensure that stores will be in stock on featured merchandise.

Belk strives to attract and retain talented, well-qualified associates who provide a high level of friendly, personal service to enhance the customer's shopping experience. Belk associates are trained to be knowledgeable about the merchandise they sell, approach customers promptly, help when needed, and provide quick checkout. The Company desires to be an inclusive Company that embraces diversity among its associates, customers, and vendors. Its ongoing diversity program includes a number of company-wide initiatives aimed at increasing the diversity of its management and associate teams, increasing its spend with diverse vendors, creating awareness of diversity issues, and demonstrating the Company's respect for, and responsiveness to, the rapidly changing cultural and ethnic diversity in Belk markets.

Belk also makes investments each year in information technology and process improvement in order to build and strengthen its business infrastructure. Its various information systems and process improvement initiatives are designed to improve the overall efficiency and effectiveness of the organization in order to improve operating performance and financial results.

Growth Strategy

In response to economic conditions and the significant decline in the number of new retail centers being developed over the last several years, the Company has focused its growth strategy on remodeling and expanding existing stores and on developing new merchandising concepts in targeted demand centers. The Company will, however, continue to explore new store opportunities in markets where the Belk name and reputation are well known and where Belk can distinguish its stores from the competition. The Company will also consider closing stores in markets where more attractive locations become available or where the Company does not believe there is potential for long term growth and success. In addition, the Company periodically reviews and adjusts its space requirements to create greater operating efficiencies and convenience for the customer.

The Company opened one new store during fiscal year 2011 with selling space of approximately 67,000 and completed remodel projects in ten stores. In fiscal year 2012, the Company plans to complete three store expansions and open one store as a replacement for an existing store that will close simultaneously. The Company also intends to continue remodeling existing stores and rolling out new merchandising concepts in targeted demand centers, which will increase its anticipated capital expenditures for fiscal year 2012.

Net Income Excluding Non-Comparable Items

To provide clarity in measuring Belk's financial performance, Belk supplements the reporting of its consolidated financial information under generally accepted accounting principles (GAAP) with the non-GAAP financial measure of "net income excluding non-comparable items." Belk believes that "net income excluding non-comparable items" is a financial measure that emphasizes the company's core ongoing operations and enables investors to focus on period-over-period operating performance. It is among the primary indicators Belk uses in planning and operating the business and forecasting future periods, and Belk believes this measure is an important indicator of recurring operations because it excludes items that may not be indicative of or are unrelated to core operating results. Belk also excludes such items in connection with evaluating company performance in connection with its incentive compensation plans. In addition, this measure provides a better baseline for modeling future earnings expectations and makes it easier to compare Belk's results with other companies that operate in the same industry. Net income is the most directly comparable GAAP measure. The non-GAAP measure of "net income excluding non-comparable items" should not be considered in isolation or as a substitute for GAAP net income. A detailed reconciliation of GAAP net income to net income excluding non-comparable items is set forth in the table below:

BELK, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME AND
NET INCOME EXCLUDING NON-COMPARABLE ITEMS
(unaudited)

	Fiscal Year Ended	
(millions)	January 29, 2011	January 30, 2010
Net income	$127.6	$67.1
Gain on sale of property and equipment, net of income tax	(4.2)	(1.4)
Other asset impairment and exit costs, net of income tax	4.0	27.6
Pension curtailment charge, net of income tax	—	1.9
Net income excluding non-comparable items	$127.4	$95.2

Where You Can Find More Information

The Company makes available free of charge through its website, www.belk.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material with, or furnishes it to, the U.S. Securities and Exchange Commission ("SEC").

BELK, INC.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following selected financial data are derived from the consolidated financial statements of the Company.

	Fiscal Year Ended				
	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007
	(Dollars in thousands, except per share amounts)				
SELECTED STATEMENT OF INCOME DATA:					
Revenues	$3,513,275	$3,346,252	$3,499,423	$3,824,803	$3,684,769
Cost of goods sold	2,353,536	2,271,925	2,430,332	2,636,888	2,451,171
Goodwill impairment	—	—	326,649	—	—
Depreciation and amortization expense	140,239	158,388	165,267	159,945	142,618
Operating income (loss)	245,981	147,441	(232,643)	198,117	323,719
Income (loss) before income taxes	195,871	97,190	(283,281)	138,644	279,050
Net income (loss)	127,628	67,136	(212,965)	95,740	181,850
Basic net income (loss) per share	2.72	1.39	(4.35)	1.92	3.59
Diluted net income (loss) per share	2.71	1.39	(4.35)	1.92	3.59
Cash dividends per share	0.800	0.200	0.400	0.400	0.350
SELECTED BALANCE SHEET DATA:					
Accounts receivable, net(1)	31,119	22,427	34,043	65,987	61,434
Merchandise inventory	808,503	775,342	828,497	932,777	931,870
Working capital	924,450	986,234	808,031	750,547	679,822
Total assets	2,389,631	2,582,575	2,503,588	2,851,315	2,845,524
Long-term debt and capital lease obligations	539,239	688,856	693,190	722,141	734,342
Stockholders' equity	1,156,272	1,094,295	1,032,027	1,388,726	1,326,022
SELECTED OPERATING DATA:					
Number of stores at end of period	305	305	307	303	315
Comparable store net revenue increase (decrease) (on a 52 versus 52 week basis)	5.1%	(4.6)%	(8.7)%	(1.1)%	4.5%

(1) The Company previously presented amounts due from vendors on a gross basis due to systems constraints and the lack of available information in fiscal year 2009 and prior. In fiscal years 2011 and 2010, the Company has presented amounts due from vendors on a net basis, and revised amounts presented in the fiscal year 2009 balance sheet for comparability purposes. This transaction caused a reduction in accounts receivable for fiscal years 2011, 2010 and 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned mainline department store business in the United States, with 305 stores in 16 states, primarily in the southern United States as of the end of fiscal year 2011. The Company generated revenues of $3.5 billion for the fiscal year ended January 29, 2011, and together with its predecessors, has been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

The Company's fiscal year ends on the Saturday closest to each January 31. All references to fiscal years are as follows:

Fiscal Year	Ended	Weeks
2014	February 1, 2014	52
2013	February 2, 2013	53
2012	January 28, 2012	52
2011	January 29, 2011	52
2010	January 30, 2010	52
2009	January 31, 2009	52
2008	February 2, 2008	52
2007	February 3, 2007	53

The Company's total revenues increased 5.0% in fiscal year 2011 to $3.5 billion. Comparable store sales increased 5.1% as a result of improved sales trends resulting from the implementation of key strategic initiatives that included re-branding, marketing, merchandising, information technology and store improvements during fiscal year 2011. Comparable store revenue includes stores that have reached the one-year anniversary of their opening as of the beginning of the fiscal year, but excludes closed stores. Net income was $127.6 million or $2.72 per basic share and $2.71 per diluted share in fiscal year 2011 compared to net income of $67.1 million or $1.39 per basic and diluted share in fiscal year 2010. The increase in net income reflects higher sales and margin, lower impairments, and improved expense leverage. The gross margin performance was the result of strong customer response to the Company's fashion and value offerings combined with disciplined inventory management.

Management believes that consumers will remain focused on value in fiscal year 2012. The Company intends to continue to be flexible in sales and inventory planning and in expense management in order to react to changes in consumer demand. Additionally, merchandise costs in apparel categories are expected to have low double-digit increases in the second half of fiscal year 2012 due to inflation in the cost of raw materials, labor and fuel. Specific increases are dependent on the category and the related fabric content. The Company has been preparing for these cost increases for some time and is working diligently to minimize the impact of these higher costs on a consumer that is still buying cautiously and, therefore, less open to paying higher prices for discretionary goods.

Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

The Company seeks to be the leading department store in its markets by selling merchandise to customers that meets their needs for fashion, selection, value, quality and service. To achieve this goal, Belk's business strategy focuses on quality merchandise assortments, effective marketing and sales promotional strategies, attracting and retaining talented, well-qualified associates to deliver superior customer service, and operating efficiently with investments in information technology and process improvement.

The Company operates retail department stores in the highly competitive retail industry. Management believes that the principal competitive factors for retail department store operations include merchandise selection, quality, value, customer service and convenience. The Company believes its stores are strong competitors in all of these areas. The Company's primary competitors are traditional department stores, mass merchandisers, national apparel chains, individual specialty apparel stores and direct merchant firms, including J.C. Penney Company, Inc., Dillard's, Inc., Kohl's Corporation, Macy's, Inc., Sears Holding Corporation, Target Corporation and Wal-Mart Stores, Inc.

In response to economic conditions and the significant decline in the number of new retail centers being developed over the last several years, the Company has focused its growth strategy on remodeling and expanding existing stores and on developing new merchandising concepts in targeted demand centers. The Company will, however, continue to explore new store opportunities in markets where the Belk name and reputation are well known and where Belk can distinguish its stores from the competition. The Company will also consider closing stores in markets where more attractive locations become available or where the Company does not believe there is potential for long term growth and success. In addition, the Company periodically reviews and adjusts its space requirements to create greater operating efficiencies and convenience for the customer. In fiscal year 2011, the Company decreased net store selling square footage by 0.6 million square feet, or 2.6%.

eCommerce

During the third quarter of fiscal year 2009, the Company launched a redesigned and expanded belk.com website and began operating a 142,000 square foot eCommerce fulfillment center in Pineville, NC to process handling and shipping of online orders. The website features a wide assortment of fashion apparel, accessories and shoes, plus a large selection of cosmetics, home and gift merchandise. Many leading national brands are offered at belk.com along with the Company's exclusive private brands. The website also includes expanded information about the Company, including history, career opportunities, community involvement, diversity initiatives, a Company newsroom, its SEC filings, and more.

In fiscal year 2011, the Company strengthened its eCommerce business with systems improvements, expansion of merchandise assortments, increased multimedia marketing and implementation of social community engagement strategies. In addition, in the fourth quarter of fiscal year 2011, the Company expanded its eCommerce fulfillment center by 117,000 square feet.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial and operating data.

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
SELECTED FINANCIAL DATA			
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	67.0	67.9	69.4
Selling, general and administrative expenses	26.0	26.5	27.1
Goodwill impairment	—	—	9.3
Gain on sale of property and equipment	0.2	0.1	0.1
Other asset impairment and exit costs	0.2	1.2	0.9
Pension curtailment charge	—	0.1	—
Operating income (loss)	7.0	4.4	(6.6)
Interest expense	1.4	1.5	1.6
Interest income	—	—	0.1
Income tax expense (benefit)	1.9	0.9	(2.0)
Net income (loss)	3.6	2.0	(6.1)
SELECTED OPERATING DATA:			
Selling square footage (in thousands)	22,800	23,400	24,203
Store revenues per selling sq. ft.	$ 154	$ 143	$ 145
Comparable store net revenue increase (decrease)	5.1%	(4.6)%	(8.7)%
Number of stores			
Opened	1	3	8
Combined stores	—	—	—
Closed	(1)	(5)	(4)
Total — end of period	305	305	307

The Company's store and eCommerce operations have been aggregated into one operating segment due to their similar economic characteristics, products, production processes and customers. These operations are expected to continue to have similar characteristics and long-term financial performance in future periods.

The following table gives information regarding the percentage of revenues contributed by each merchandise area for each of the last three fiscal years. There were no material changes between fiscal years, as reflected in the table below.

Merchandise Areas	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
Women's	35%	36%	37%
Cosmetics, Shoes and Accessories	33%	33%	31%
Men's	17%	16%	16%
Home	9%	9%	10%
Children's	6%	6%	6%
Total	100%	100%	100%

Comparison of Fiscal Years Ended January 29, 2011 and January 30, 2010

Revenues. In fiscal year 2011, the Company's revenues increased 5.0%, or $0.2 billion, to $3.5 billion from $3.3 billion in fiscal year 2010. The increase was primarily attributable to a 5.1% increase in revenues from comparable stores and a $5.8 million increase in revenues from new stores, partially offset by a $12.0 million decrease in revenues due to closed stores.

Cost of Goods Sold. Cost of goods sold was $2.4 billion, or 67.0% of revenues in fiscal year 2011 compared to $2.3 billion, or 67.9% of revenues in fiscal year 2010. The increase in cost of goods sold of $81.6 million was primarily due to the increase in revenues. The decrease in cost of goods sold as a percentage of revenues was primarily attributable to reduced markdown activity, partially offset by an increase in buying expenses related to the Company's merchandising initiatives for fiscal year 2011.

Merchandise costs across apparel categories are expected to have low double-digit increases for the second half of fiscal year 2012 due to inflation in the cost of raw materials, labor and fuel. Specific increases are dependent on the category and the related fabric content. The Company has been preparing for these cost increases for some time and is working diligently to minimize the impact of these higher costs on a consumer that is still buying cautiously and, therefore, less open to paying higher prices for discretionary goods.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses were $914.1 million, or 26.0% of revenues in fiscal year 2011 compared to $886.3 million, or 26.5% of revenues for fiscal year 2010. The increase in SG&A expenses was primarily due to an increase in branding and other strategic initiatives, advertising, and performance based compensation, partially offset by reductions in depreciation and pension expense for fiscal year 2011. The decrease in the SG&A expense rate is primarily the result of the decrease in depreciation and pension expense, coupled with increasing revenues.

Gain on sale of property and equipment. Gain on sale of property and equipment was $6.4 million for fiscal year 2011 compared to $2.0 million for fiscal year 2010. The fiscal year 2011 gain was primarily due to the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, as well as $2.3 million for gains on the sale of three former retail locations. The fiscal year 2010 gain was primarily due to the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, offset by a $0.6 million loss on the abandonment of property and equipment.

Other Asset Impairment and Exit Costs. In fiscal year 2011, the Company recorded $5.9 million in asset impairment charges primarily to adjust two retail locations' net book values to fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows. The Company also recorded a $3.5 million charge for real estate holding costs related to a store closing, offset by a $3.5 million revision to a previously estimated lease termination reserve. In fiscal year 2010, the Company recorded $38.5 million in impairment charges primarily to adjust eight retail locations' net book values to fair value, a $1.0 million charge for real estate holding costs and other store closing costs, and $0.4 million in exit costs comprised primarily of severance costs associated with the outsourcing of certain information technology functions.

Pension curtailment charge. A one-time pension curtailment charge of $2.7 million in the third quarter of fiscal year 2010 resulted from the decision to freeze the Company's defined benefit plan, effective December 31, 2009, for those remaining participants whose benefits were not previously frozen in fiscal year 2006.

Interest Expense. In fiscal year 2011, the Company's interest expense decreased $0.6 million to $50.7 million from $51.3 million for fiscal year 2010. The decrease was primarily due to weighted average interest rates being lower in fiscal year 2011 compared to fiscal year 2010, and a $150.0 million net decrease in long-term debt excluding capital leases during fiscal year 2011.

Interest Income. In fiscal year 2011, the Company's interest income decreased $0.5 million, or 44.6%, to $0.6 million from $1.0 million in fiscal year 2010. The decrease was primarily due to significantly lower market interest rates in fiscal year 2011 as compared to fiscal year 2010.

Income tax expense. Income tax expense for fiscal year 2011 was $68.2 million, or 34.8%, compared to $30.1 million, or 30.9%, for the same period in fiscal year 2010. The effective tax rate increased primarily as a result of lower corporate owned life insurance income and charitable stock contributions for fiscal year 2011, coupled with a $98.7 million increase in income before income taxes.

Comparison of Fiscal Years Ended January 30, 2010 and January 31, 2009

Revenues. In fiscal year 2010, the Company's revenues decreased 4.4%, or $0.2 billion, to $3.3 billion from $3.5 billion in fiscal year 2009. The decrease was primarily attributable to a 4.6% decrease in revenues from comparable stores and a $15.0 million decrease in revenues due to closed stores, partially offset by an increase in revenues from new stores of $24.8 million.

Cost of Goods Sold. Cost of goods sold was $2.3 billion, or 67.9% of revenues in fiscal year 2010 compared to $2.4 billion, or 69.4% of revenues in fiscal year 2009. The decrease in cost of goods sold of $158.4 million was primarily due to the revenue decline. The decrease as a percentage of revenues was primarily attributable to reduced markdown activity.

Selling, General and Administrative Expenses. SG&A expenses were $886.3 million, or 26.5% of revenues in fiscal year 2010, compared to $947.6 million, or 27.1% of revenues in fiscal year 2009. The decrease in SG&A expenses of $61.3 million was primarily due to reductions in selling and sales support payroll, benefits, and advertising expenses totaling $49.5 million in response to the declining sales environment. The effect of these decreases as a percentage of revenues was partially offset by the de-leveraging experienced as a result of the decline in revenues for fiscal year 2010.

Goodwill impairment. The Company recorded a goodwill impairment charge of $326.6 million in fiscal year 2009. The Company's annual goodwill impairment measurement date was its fiscal year end and as a result of the decline in the fair value of the Company's goodwill, the Company recorded a goodwill impairment charge during the fourth quarter of fiscal year 2009. The Company determined the fair value of goodwill through various valuation techniques including discounted cash flows and market comparisons. The impairment of goodwill was a non-cash impairment charge and did not affect the Company's compliance with financial covenants under its various debt agreements.

Gain on sale of property and equipment. Gain on sale of property and equipment was $2.0 million for fiscal year 2010 compared to $4.1 million for fiscal year 2009. The fiscal year 2010 gain was primarily due to the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, offset by a $0.6 million loss on the abandonment of property and equipment. The fiscal year 2009 gain was primarily due to a $1.3 million gain on the sale of the Parisian headquarters facility and adjacent land parcels, and the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building.

Other Asset Impairment and Exit Costs. In fiscal year 2010, the Company recorded $38.5 million in impairment charges primarily to adjust eight retail locations' net book values to fair value, a $1.0 million charge for real estate holding costs and other store closing costs, and $0.4 million in exit costs comprised primarily of severance costs associated with the outsourcing of certain information technology functions. The Company determines fair value of its retail locations primarily based on the present value of future cash flows. In fiscal year 2009, the Company recorded $27.1 million in impairment charges to adjust nine retail locations' net book values to fair value, $3.5 million in exit costs comprised primarily of severance costs associated with the outsourcing of certain information technology and support functions and corporate realignment of functional areas, and a $1.0 million charge for real estate holding costs and other store closing costs.

Pension curtailment charge. A one-time pension curtailment charge of $2.7 million in the third quarter of fiscal year 2010 resulted from the decision to freeze the Company's defined benefit plan, effective December 31, 2009, for those remaining participants whose benefits were not previously frozen in fiscal year 2006.

Interest Expense. In fiscal year 2010, the Company's interest expense decreased $4.2 million, or 7.5%, to $51.3 million from $55.5 million for fiscal year 2009. The decrease was primarily due to weighted average interest rates being lower in fiscal year 2010 compared to fiscal year 2009.

Interest Income. In fiscal year 2010, the Company's interest income decreased $3.6 million, or 78.0%, to $1.0 million from $4.7 million in fiscal year 2009. The decrease was primarily due to significantly lower market interest rates in fiscal year 2010 as compared to fiscal year 2009.

Income tax expense (benefit). Income tax expense for fiscal year 2010 was $30.1 million, or 30.9%, compared to income tax benefit of $70.3 million, or 24.8%, for the same period in fiscal year 2009. The effective tax rate was lower for fiscal year 2009 as a result of the impairment of the Company's $326.6 million goodwill, of which $90.3 million was not deductible for income tax purposes.

Seasonality and Quarterly Fluctuations

Due to the seasonal nature of the retail business, the Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income. A disproportionate amount of the Company's revenues and a substantial amount of operating and net income are realized during the fourth quarter, which includes the holiday selling season. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest levels in anticipation of increased revenues during these months.

The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

	2011	2010	2009
First quarter	22.9%	22.7%	23.4%
Second quarter	22.4	22.7	23.7
Third quarter	21.2	21.8	21.2
Fourth quarter	33.5	32.8	31.7

The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand of $453.4 million as of January 29, 2011, cash flows from operations, and borrowings under debt facilities, which consist of a $475.0 million credit facility that matures in November 2015 and $375.0 million in senior notes. As of January 29, 2011, the credit facility was comprised of an outstanding $125.0 million term loan and a $350.0 million revolving line of credit.

The credit facility was refinanced on November 23, 2010. The refinanced credit facility allows for up to $250.0 million of outstanding letters of credit, representing a $50.0 million increase from the previous facility. Amounts outstanding under the credit facility bear interest at a base rate or LIBOR rate, at the Company's option. Base rate loans bear interest at the higher of the prime rate or the federal funds rate plus 0.5% or LIBOR plus 1.0%. LIBOR rate loans bear interest at the LIBOR rate plus a LIBOR rate margin, 1.50% as of January 29, 2011, based upon the leverage ratio. The credit facility contains restrictive covenants including leverage and fixed charge coverage ratios. The Company's calculated leverage ratio dictates the LIBOR spread that will be charged on outstanding borrowings in the subsequent quarter. The leverage ratio is calculated by dividing adjusted debt, which is the sum of the Company's outstanding debt and rent expense multiplied by a factor of eight, by pre-tax income plus net interest expense and non-cash items, such as depreciation, amortization, and impairment expense. The maximum leverage covenant ratio decreased from 4.25 under the previous facility to 4.0 under the new facility, and the calculated leverage ratio was 2.37 as of January 29, 2011. In connection with the refinancing, the Company incurred $3.3 million of financing costs that were deferred and are being amortized over the term of the credit facility. The Company was in compliance with all covenants as of January 29, 2011 and expects to remain in compliance with all debt covenants during fiscal year 2012. As of January 29, 2011, the Company had $35.4 million of standby letters of credit outstanding under the credit facility, and availability under the credit facility was $314.6 million.

On April 21, 2010, the Company made a $75.0 million discretionary payment towards the outstanding amount of the term loan under the credit facility. In addition, the Company made a discretionary payment of $125.0 million on November 23, 2010, utilizing $75.0 million of cash on hand, and $50.0 million from a 5.70% fixed rate, 10-year note issued by the Company on November 23, 2010.

The senior notes are comprised of an $80.0 million floating rate senior note that has a stated variable interest rate based on three-month LIBOR plus 80.0 basis points, or 1.10% at January 29, 2011, that matures in July 2012. This $80.0 million notional amount has an associated interest rate swap with a fixed interest rate of 5.2%. Additionally, a $20.0 million fixed rate senior note that bears interest of 5.05% matures in July 2012, a $100.0 million fixed rate senior note that bears interest of 5.31% matures in July 2015, a $125.0 million fixed rate senior note that bears interest of 6.20% matures in August 2017, and a $50.0 million fixed rate senior note issued on November 23, 2010 that bears interest of 5.70% matures in November 2020. The senior notes have restrictive covenants that are similar to the Company's credit facility. Additionally, the Company has a $17.8 million, 20-year variable rate, 0.29% at January 29, 2011, state bond facility which matures in October 2025.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios, which include a leverage ratio, consolidated debt to consolidated capitalization ratio and a fixed charge coverage ratio. These ratios are calculated exclusive of non-cash charges, such as fixed asset, goodwill and other intangible asset impairments.

The Company utilizes a derivative financial instrument (interest rate swap agreement) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. The swap agreement is used to reduce the potential impact of increases in interest rates on variable rate debt. The difference between the fixed rate leg and the variable rate leg of the swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the change in the fair value of a swap designated as a cash flow hedge is marked to market through accumulated other comprehensive income (loss).

The Company's exposure to derivative instruments was limited to one interest rate swap as of January 29, 2011, an $80.0 million notional amount swap, which has a fixed interest rate of 5.2% and expires in fiscal year 2013. It has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million floating rate senior note.

Management believes that cash flows from operations and existing credit facilities will be sufficient to cover working capital needs, stock repurchases, dividends, capital expenditures, pension funding and debt service requirements through fiscal year 2012.

The Company plans to invest approximately $500 million over the next several years in the following areas: store remodeling projects, upgrading and modernization of our information technology infrastructure, re-branding and marketing, and enhancements to the e-commerce business and website.

Net cash provided by operating activities was $189.2 million for fiscal year 2011 compared to $387.4 million for fiscal year 2010. The decrease in cash provided by operating activities for fiscal year 2011 was principally due to the increase in inventory to support current sales trends, a $67.1 million increase in income taxes paid in fiscal year 2011, and $59.0 million discretionary defined benefit plan contributions in fiscal year 2011, partially offset by a $60.5 million increase in net income for the current year period.

Net cash used by investing activities increased $32.5 million to $73.8 million for fiscal year 2011 from $41.3 million for fiscal year 2010. The increase in cash used by investing activities primarily resulted from increased purchases of property and equipment of $40.1 million.

The Company's capital expenditures of $82.4 million during fiscal year 2011 were comprised primarily of amounts related to our re-branding initiative, a new store, expansions, remodels, information technology and other capital needs. The Company has increased the amount of its anticipated capital expenditures for fiscal year 2012 primarily due to expansions and remodels, and other infrastructure capital needs. Management expects to fund fiscal year 2012 capital expenditures principally with cash flows from operations.

Net cash used by financing activities increased $227.7 million to $248.0 million for fiscal year 2011 from $20.3 million for fiscal year 2010. The increase in cash used by financing activities primarily relates to the $200.0 million discretionary payments on amounts outstanding under the credit facility, offset by the $50.0 million issuance of a fixed rate senior note, a $28.9 million increase in dividends paid, and a $45.5 million increase in the repurchase and retirement of common stock.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
	Total	Within 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
	(Dollars in thousands)				
Contractual Obligations					
Long-Term Debt	$ 517,780	$ —	$100,000	$225,000	$192,780
Estimated Interest Payments on Debt(a)	142,163	25,851	47,680	40,882	27,750
Capital Lease Obligations	21,459	4,426	8,333	4,992	3,708
Operating Leases(b)	571,037	71,782	127,966	95,226	276,063
Purchase Obligations(c)	170,590	74,396	67,870	28,240	84
Total Contractual Cash Obligations	$1,423,029	$176,455	$351,849	$394,340	$500,385

	Amount of Commitment Expiration per Period				
	Total Amounts Committed	Within 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
	(Dollars in thousands)				
Other Commercial Commitments					
Standby Letters of Credit	$35,376	$18,227	$17,149	$—	$—
Import Letters of Credit	5,724	5,724	—	—	—
Total Commercial Commitments	$41,100	$23,951	$17,149	$—	$—

(a) Interest rates used to compute estimated interest payments utilize the stated rate for fixed rate debt and projected interest rates for variable rate debt. Projected rates range from 1.80% to 5.96% over the term of the variable rate debt agreements.

(b) Lease payments consist of base rent only and do not include amounts for percentage rents, real estate taxes, insurance and other expenses related to those locations.

(c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

Obligations under the deferred compensation and postretirement benefit plans are not included in the contractual obligations table. The Company's deferred compensation and postretirement plans are not funded in advance. Deferred compensation payments during fiscal years 2011 and 2010 totaled $7.5 million and $5.8 million, respectively. Postretirement benefit payments during fiscal years 2011 and 2010 totaled $2.6 million and $2.8 million, respectively.

Obligations under the Company's defined benefit pension plan are not included in the contractual obligations table. Under the current requirements of the Pension Protection Act of 2006, the Company is required to fund the net pension liability over seven years. The net pension liability is calculated based on certain assumptions at January 1, of each year, that are subject to change based on economic conditions (and any regulatory changes) in the future. The Company expects to contribute sufficient amounts to the pension plan so that the Pension Protection Act of 2006 guidelines are exceeded, and over the next five years, the pension plan becomes fully funded.

As of January 29, 2011, the total uncertain tax position liability was approximately $20.9 million, including tax, penalty and interest. The Company is not able to reasonably estimate the timing of these tax related future cash flows and has excluded these liabilities from the table. At this time, the Company does not expect a material change to its gross unrecognized tax benefit during fiscal year 2012.

Also excluded from the contractual obligations table are payments the Company may make for employee medical costs and workers compensation, general liability and automobile claims.

Off-Balance Sheet Arrangements

The Company has not provided any financial guarantees as of January 29, 2011. The Company has not created, and is not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating the Company's business. The Company does not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect the Company's liquidity or the availability of capital resources.

Impact of Inflation or Deflation

Although the Company expects that operations will be influenced by general economic conditions, including rising food, fuel and energy prices, management does not believe that inflation has had a material effect on the Company's results of operations. However, there can be no assurance that our business will not be affected by such factors in the future.

The Company is beginning to experience inflation in merchandise due to increases in raw material, labor and fuel costs. Such cost increases were not significant in fiscal year 2011, but the Company does expect to experience low to mid single-digit cost increases in the first half of fiscal year 2012 and low double-digit increases in the second half of fiscal year 2012. In private and exclusive brands, where there is more control over the production and manufacture of the merchandise, the Company has historically been able to minimize inflationary pressures through measures such as committing earlier for merchandise and shifting sourcing to lower cost markets. Belk's third-party brand vendors are also facing the same inflationary pressures. Management will continue to work with these vendors in efforts to minimize the impact of inflation on merchandise costs and selling prices.

Critical Accounting Policies

Management's discussion and analysis discusses the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with GAAP. As discussed in the Company's notes to the consolidated financial statements, the preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation, vendor allowances, property and equipment, rent expense, useful lives of depreciable assets, recoverability of long-lived assets, including intangible assets, store closing reserves, customer loyalty programs, income taxes, derivative financial instruments, credit income, the calculation of pension and postretirement obligations, self-insurance reserves and stock based compensation.

Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See the Company's notes to the consolidated financial statements for a discussion of the Company's significant accounting policies.

While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

The following critical accounting policies are used in the preparation of the consolidated financial statements:

Inventory Valuation. Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold. In addition, failure to take appropriate markdowns currently can result in an overstatement of inventory under the lower of cost or market principle.

Vendor Allowances. The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in its stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter. The following summarizes the types of vendor incentives and the Company's applicable accounting policy:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to SG&A expenses in the period that the advertising expense is incurred.

- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.

- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expense in the period that the payroll cost is incurred.

Property and Equipment, net. Property and equipment owned by the Company are stated at cost less accumulated depreciation and amortization. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are recorded utilizing straight-line and in certain circumstances accelerated methods, typically over the shorter of estimated asset lives or related lease terms. The Company amortizes leasehold improvements over the shorter of the expected lease term or estimated asset life that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured.

Goodwill and Intangibles. Goodwill and other intangible assets are accounted for in accordance with ASC 350, "Intangibles — Goodwill and Other." This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Leasehold intangibles, which represent the excess of fair value over the carrying value (assets) or the excess of carrying value over fair value (liabilities) of acquired leases, are amortized on a straight-line basis over the remaining terms of the lease agreements. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears to be reasonably assured. The lease intangibles are included in other current assets and accrued liabilities for the current portions and other assets and other noncurrent liabilities for the noncurrent portions. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Rent Expense. The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Developer incentives are recognized as a reduction to occupancy costs over the lease term. The lease term commences on the date when the Company gains control of the property.

Useful Lives of Depreciable Assets. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is typically determined by the Company's historical experience with the type of asset purchased.

Recoverability of Long-Lived Assets. In accordance with ASC 360, "Property, Plant, and Equipment," long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows.

Store Closing Reserves. The Company reduces the carrying value of property and equipment to fair value for owned locations or recognizes a reserve for future obligations for leased facilities at the time the Company ceases using property and/or equipment. The reserve includes future minimum lease payments and common area maintenance and taxes for which the Company is obligated under operating lease agreements. Additionally, the Company makes certain assumptions related to potential subleases and lease terminations. These assumptions are based on management's knowledge of the market and other relevant experience. However, significant changes in the real estate market and the inability to enter into the subleases or obtain lease terminations within the estimated time frame may result in increases or decreases to these reserves.

Customer Loyalty Programs. The Company utilizes a customer loyalty program that issues certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. The certificates are classified as a reduction to revenue as they are earned by the customers. The Company maintains a reserve liability for the estimated future redemptions of the certificates. The estimated impact on revenues of a 10% change in program utilization would be $2.0 million.

Pension and Postretirement Obligations. The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate, investment earnings, as well as the remaining service period of active employees. The Company calculates the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

The Company elected an investment earnings assumption of 8.0% to determine its fiscal year 2011 expense. The Company believes that this assumption was appropriate given the composition of its plan assets and historical market returns thereon. The estimated effect of a 0.25% increase or decrease in the investment earnings assumption would decrease or increase pension expense by approximately $0.8 million. The Company has elected an investment earnings assumption of 7.5% for fiscal year 2012.

The Company selected a discount rate assumption of 5.75% to determine its fiscal year 2011 expense. The Company believes that this assumption was appropriate given the composition of its plan obligations and the interest rate environment as of the measurement date. The estimated effect of a 0.25% increase or decrease in the discount rate assumption would have decreased or increased fiscal year 2011 pension expense by approximately $0.3 million. The Company has decreased its discount rate assumption to 5.50% for fiscal year 2012.

Under the current requirements of the Pension Protection Act of 2006, the Company is required to fund the net pension liability over seven years. The net pension liability is calculated based on certain assumptions at January 1, of each year, that are subject to change based on economic conditions (and any regulatory changes) in the future. The Company expects to contribute sufficient amounts to the pension plan so that the Pension Protection Act of 2006 guidelines are exceeded, and over the next five years, the pension plan becomes fully funded. The Company elected to contribute $59.0 million to its Pension Plan in fiscal year 2011. In the prior year, the Company made a $44.0 million discretionary contribution to its Pension Plan on September 15, 2009. The Company expects to contribute $1.3 million and $2.6 million to its non-qualified defined benefit Supplemental Executive Retirement Plan and postretirement plan, respectively, in fiscal year 2012.

Effective December 31, 2009, the Pension Plan was frozen for the remaining participants whose benefits were not previously frozen in fiscal year 2006. Upon communication of this decision to permanently freeze accruals in the plan, the plan's financial status was re-measured on October 31, 2009 based on economic conditions at the time. A one-time curtailment charge of $2.7 million was incurred in the third quarter of fiscal year 2010. The expense for all of fiscal year 2010 reflected a change in the fourth quarter commensurate with that re-measurement.

Self Insurance Reserves. The Company is responsible for the payment of workers' compensation, general liability and automobile claims under certain dollar limits. The Company purchases insurance for workers' compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. Management believes that the Company's loss reserves are adequate but actual losses may differ from the amounts provided.

The Company is responsible for the payment of medical and dental claims and records a liability for claims obligations in excess of amounts collected from associate premiums. Historical data on incurred claims along with industry accepted loss analysis standards are used to estimate the loss development factors to project the future development of incurred claims. Management believes that the Company's reserves are adequate but actual claims liabilities may differ from the amounts provided.

Income Taxes. Income taxes are accounted for under the asset and liability method. The annual effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. In accordance with ASC 740, "Income Taxes," the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accrues interest related to unrecognized tax benefits in interest expense, while accruing penalties related to unrecognized tax benefits in income tax expense (benefit).

Derivative Financial Instruments. The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The difference between the fixed rate leg and the variable rate leg of each swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the changes in the fair value of swaps designated as cash flow hedges are marked to market through accumulated other comprehensive income (loss). Swaps that are not designated as hedges are marked to market through gain (loss) on investments.

Stock Based Compensation. The Company accounts for stock based compensation under the guidelines of ASC 718, "Compensation — Stock Compensation." ASC 718 requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award.

Finance Income. In connection with the program agreement ("Program Agreement") signed with GE Money Bank ("GE"), an affiliate of GE Consumer Finance, in fiscal year 2006, the Company is paid a percentage of net private label credit card account sales. These payments are recorded as an offset to SG&A expenses in the consolidated statements of income. SG&A expenses are reduced by proceeds from the 10-year credit card Program Agreement between Belk and GE, which expires June 30, 2016. This Program Agreement sets forth among other things the terms and conditions under which GE will issue credit cards to Belk's customers. The Company will be paid a percentage of net credit sales, as defined by the Program Agreement, for future credit card sales. Belk is required to perform certain duties and receive fees.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on its variable rate debt. The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. The Company does not use financial instruments for trading or other speculative purposes and is not a party to any leveraged derivative instruments. The Company's net exposure to interest rate risk is based on the difference between the outstanding variable rate debt and the notional amount of its designated interest rate swaps. At January 29, 2011, the Company had $222.8 million of variable rate debt, and an $80.0 million notional amount swap, which has a fixed interest rate of 5.2% and expires in fiscal year 2013. The effect on the Company's annual interest expense of a one-percent change in interest rates would be approximately $1.4 million.

A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in Note 1 to the Company's consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except share and per share amounts)

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Revenues	$ 3,513,275	$ 3,346,252	$ 3,499,423
Cost of goods sold (including occupancy, distribution and buying expenses)	2,353,536	2,271,925	2,430,332
Selling, general and administrative expenses	914,078	886,263	947,602
Goodwill impairment	—	—	326,649
Gain on sale of property and equipment	6,416	2,011	4,116
Other asset impairment and exit costs	6,096	39,915	31,599
Pension curtailment charge	—	2,719	—
Operating income (loss)	245,981	147,441	(232,643)
Interest expense	(50,679)	(51,321)	(55,512)
Interest income	569	1,027	4,670
Gain on investments	—	43	204
Income (loss) before income taxes	195,871	97,190	(283,281)
Income tax expense (benefit)	68,243	30,054	(70,316)
Net income (loss)	$ 127,628	$ 67,136	$ (212,965)
Basic net income (loss) per share	$ 2.72	$ 1.39	$ (4.35)
Diluted net income (loss) per share	$ 2.71	$ 1.39	$ (4.35)
Weighted average shares outstanding:			
Basic	46,921,875	48,450,401	49,010,509
Diluted	47,011,533	48,452,460	49,010,509

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	January 29, 2011	January 30, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 453,403	$ 585,930
Short-term investments	6,150	2,500
Accounts receivable, net	31,119	22,427
Merchandise inventory	808,503	775,342
Prepaid income taxes, expenses and other current assets	18,869	24,902
Total current assets	1,318,044	1,411,101
Investment securities	—	6,850
Property and equipment, net	951,120	1,009,250
Deferred income taxes	83,698	117,827
Other assets	36,769	37,547
Total assets	$2,389,631	$2,582,575
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 196,622	$ 213,946
Accrued liabilities	161,844	155,648
Accrued income taxes	10,926	35,775
Deferred income taxes	19,776	16,079
Current installments of long-term debt and capital lease obligations	4,426	3,419
Total current liabilities	393,594	424,867
Long-term debt and capital lease obligations, excluding current installments	534,813	685,437
Interest rate swap liability	5,388	7,403
Retirement obligations and other noncurrent liabilities	299,564	370,573
Total liabilities	1,233,359	1,488,280
Stockholders' equity:		
Preferred stock	—	—
Common stock, 400 million shares authorized and 46.3 and 48.3 million shares issued and outstanding as of January 29, 2011 and January 30, 2010, respectively	463	483
Paid-in capital	409,201	451,278
Retained earnings	887,953	798,963
Accumulated other comprehensive loss	(141,345)	(156,429)
Total stockholders' equity	1,156,272	1,094,295
Total liabilities and stockholders' equity	$2,389,631	$2,582,575

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (In thousands)

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at February 2, 2008	49,569	$496	$479,020	$ 977,206	$ (67,996)	$1,388,726
Comprehensive loss:						
Net loss	—	—	—	(212,965)	—	(212,965)
Unrealized loss on investments, net of $740 income taxes	—	—	—	—	(1,247)	(1,247)
Reclassification to loss on investments, net of $231 income taxes	—	—	—	—	(388)	(388)
Unrealized loss on interest rate swaps, net of $807 income taxes	—	—	—	—	(1,360)	(1,360)
Defined benefit expense, net of $57,941 income taxes	—	—	—	—	(97,606)	(97,606)
Effects of changing the pension plan measurement date pursuant to ASC 715-30-35-62, net of $1,008 income taxes	—	—	—	—	1,699	1,699
Total comprehensive loss						(311,867)
Cash dividends	—	—	—	(19,846)	—	(19,846)
Effects of changing the pension plan measurement date pursuant to ASC 715-30-35-62, net of $1,672 income taxes	—	—	—	(2,816)	—	(2,816)
Issuance of stock-based compensation	—	—	(444)	—	—	(444)
Stock-based compensation expense	—	—	314	—	—	314
Common stock issued	57	1	307	—	—	308
Repurchase and retirement of common stock	(873)	(9)	(22,339)	—	—	(22,348)
Balance at January 31, 2009	48,753	488	456,858	741,579	(166,898)	1,032,027
Comprehensive income:						
Net income	—	—	—	67,136	—	67,136
Unrealized gain on investments, net of $287 income taxes	—	—	—	—	482	482
Unrealized gain on interest rate swaps, net of $259 income taxes	—	—	—	—	521	521
Defined benefit expense, net of $4,078 income taxes	—	—	—	—	7,688	7,688
Pension curtailment charge, net of $941 income taxes	—	—	—	—	1,778	1,778
Total comprehensive income						77,605
Cash dividends	—	—	—	(9,752)	—	(9,752)
Issuance of stock-based compensation	—	—	(115)	—	—	(115)
Stock-based compensation expense	—	—	180	—	—	180
Common stock issued	33	—	300	—	—	300
Repurchase and retirement of common stock	(500)	(5)	(5,945)	—	—	(5,950)
Balance at January 30, 2010	48,286	483	451,278	798,963	(156,429)	1,094,295
Comprehensive income:						
Net income	—	—	—	127,628	—	127,628
Unrealized gain on interest rate swaps, net of $669 income taxes	—	—	—	—	1,346	1,346
Defined benefit expense, net of $7,370 income taxes	—	—	—	—	13,738	13,738
Total comprehensive income						142,712
Cash dividends	—	—	—	(38,638)	—	(38,638)
Issuance of stock-based compensation	—	—	(43)	—	—	(43)
Stock-based compensation expense	—	—	8,823	—	—	8,823
Common stock issued	36	—	539	—	—	539
Repurchase and retirement of common stock	(1,978)	(20)	(51,396)	—	—	(51,416)
Balance at January 29, 2011	46,344	$463	$409,201	$ 887,953	$(141,345)	$1,156,272

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Cash flows from operating activities:			
Net income (loss)	$ 127,628	$ 67,136	$(212,965)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Goodwill impairment	—	—	326,649
Other asset impairment and exit costs	6,096	39,915	31,599
Deferred income tax expense (benefit)	33,453	(9,982)	(63,562)
Depreciation and amortization expense	140,239	158,388	165,267
Stock-based compensation expense	10,466	180	314
Pension curtailment charge	—	2,719	—
(Gain) loss on sale of property and equipment	(3,787)	618	(1,487)
Amortization of deferred gain on sale and leaseback	(2,629)	(2,629)	(2,629)
Gain on sale of investments	—	(43)	(204)
Investment securities contribution expense	—	1,889	—
(Increase) decrease in:			
Accounts receivable, net	(7,981)	11,616	31,565
Merchandise inventory	(33,161)	53,155	104,280
Prepaid income taxes, expenses and other assets	6,348	4,361	(6,050)
Increase (decrease) in:			
Accounts payable and accrued liabilities	(11,984)	52,746	(80,095)
Accrued income taxes	(24,849)	35,182	(25,387)
Retirement obligations and other liabilities	(50,598)	(27,856)	(1,994)
Net cash provided by operating activities	189,241	387,395	265,301
Cash flows from investing activities:			
Purchases of property and equipment	(82,409)	(42,326)	(129,282)
Proceeds from sales of property and equipment	5,448	140	19,715
Purchases of short-term investments	—	—	(17,750)
Proceeds from sales of short-term investments	3,200	900	7,500
Net cash used by investing activities	(73,761)	(41,286)	(119,817)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	50,000	—	—
Principal payments on long-term debt and capital lease obligations	(204,605)	(4,496)	(29,685)
Dividends paid	(38,638)	(9,752)	(19,846)
Repurchase and retirement of common stock	(51,416)	(5,950)	(22,348)
Stock compensation tax benefit (expense)	41	(64)	154
Cash paid for withholding taxes in lieu of stock-based compensation shares	(84)	(51)	(598)
Deferred financing costs	(3,305)	—	—
Net cash used by financing activities	(248,007)	(20,313)	(72,323)
Net (decrease) increase in cash and cash equivalents	(132,527)	325,796	73,161
Cash and cash equivalents at beginning of period	585,930	260,134	186,973
Cash and cash equivalents at end of period	$ 453,403	$585,930	$ 260,134
Supplemental disclosures of cash flow information:			
Income taxes paid (refunded)	$ 60,232	$ (6,846)	$ 32,710
Supplemental schedule of noncash investing and financing activities:			
Increase (decrease) in property and equipment through accrued purchases	1,379	(7,525)	(11,079)
Increase (decrease) in investment securities through short-term investments	(6,850)	6,850	—
Increase in property and equipment through assumption of capital leases	4,990	—	—

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Belk, Inc. and its subsidiaries (collectively, the "Company" or "Belk") operate retail department stores in 16 states primarily in the southern United States. All intercompany transactions and balances have been eliminated in consolidation. The Company's fiscal year ends on the Saturday closest to each January 31. All references to fiscal years are as follows:

Fiscal Year	Ended	Weeks
2014	February 1, 2014	52
2013	February 2, 2013	53
2012	January 28, 2012	52
2011	January 29, 2011	52
2010	January 30, 2010	52
2009	January 31, 2009	52
2008	February 2, 2008	52
2007	February 3, 2007	53

Certain prior period amounts have been reclassified to conform with current year presentation. Previously, the Company presented gift card liability amounts within accounts payable as presented on the consolidated balance sheet. In the current year, the Company has presented the gift card liability in accrued liabilities, and revised amounts presented in the fiscal year 2010 consolidated balance sheet for comparability purposes. The revision had no impact on net income, total current liabilities, cash flows from operating activities, or stockholders' equity for fiscal year 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are required as part of determining stock-based compensation, depreciation, amortization and recoverability of long-lived and intangible assets, valuation of inventory, establishing store closing and other reserves, self-insurance reserves and calculating retirement obligations and expense.

Revenues

The Company's store and eCommerce operations have been aggregated into one operating segment due to their similar economic characteristics, products, production processes, customers and methods of distribution. These operations are expected to continue to have similar characteristics and long-term financial performance in future periods.

The following table gives information regarding the percentage of revenues contributed by each merchandise area for each of the last three fiscal years. There were no material changes between fiscal years, as reflected in the table below.

Merchandise Areas	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
Women's	35%	36%	37%
Cosmetics, Shoes and Accessories	33%	33%	31%
Men's	17%	16%	16%
Home	9%	9%	10%
Children's	6%	6%	6%
Total	100%	100%	100%

Revenues include sales of merchandise and the net revenue received from leased departments of $2.3 million each for fiscal years 2011 and 2010, and $3.1 million for fiscal year 2009. Sales from retail operations are recorded at the time of delivery and reported net of sales taxes and merchandise returns. The reserve for returns is calculated as a percentage of sales based on historical return percentages.

The Company utilizes a customer loyalty program that issues certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. The certificates are classified as a reduction to revenue as they are earned by the customers. The Company maintains a reserve liability for the estimated future redemptions of the certificates.

Cost of Goods Sold

Cost of goods sold is comprised principally of the cost of merchandise as well as occupancy, distribution and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Distribution expenses include all costs associated with distribution facilities. Buying expenses include payroll and travel expenses associated with the corporate merchandise buying function.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses are comprised principally of payroll and benefits for retail and corporate employees, depreciation, advertising and other administrative expenses. SG&A expenses are reduced by proceeds from the 10-year credit card program agreement ("Program Agreement") between Belk and GE Money Bank ("GE"), an affiliate of GE Consumer Finance, which expires June 30, 2016. This Program Agreement sets forth among other things the terms and conditions under which GE will issue credit cards to Belk's customers. The Company is paid a percentage of net credit sales, as defined by the Program Agreement. Belk is required to perform certain duties, including receiving and remitting in-store payments on behalf of GE and receiving fees for these activities. These amounts totaled $71.1 million, $67.0 million and $67.3 million in fiscal years 2011, 2010 and 2009, respectively.

Gift Cards

At the time gift cards are sold, no revenue is recognized; rather, a liability is established for the face amount of the gift card. The liability is relieved and revenue is recognized when gift cards are redeemed for merchandise. The estimated values of gift cards expected to go unused are recognized as a reduction to SG&A expenses in proportion to actual gift card redemptions as the remaining gift card values are redeemed.

Advertising

Advertising costs, net of co-op recoveries from merchandise vendors, are expensed in the period in which the advertising event takes place and amounted to $143.2 million, $123.5 million and $134.2 million in fiscal years 2011, 2010 and 2009, respectively.

Recoverability of Long-Lived Assets

In accordance with Accounting Standards Codification ("ASC") 360, "Property, Plant, and Equipment," long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset based upon the future highest and best use of the impaired asset. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows.

Cash Equivalents

Cash equivalents include liquid investments with an original maturity of 90 days or less.

Short-term Investments

Short-term investments consist of investments whose original maturity is greater than 90 days. At January 29, 2011, the Company held an auction rate security ("ARS") of $6.2 million in short-term investments, which represents the amount called at par by the issuer during the first quarter of fiscal year 2012.

Merchandise Inventory

Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold. In addition, failure to take appropriate markdowns can result in an overstatement of inventory under the lower of cost or market principle.

Investment Securities

The Company accounts for investments in accordance with the provisions of ASC 320, "Investments — Debt and Equity Securities." Securities classified as available-for-sale are valued at fair value, while securities that the Company has the ability and positive intent to hold to maturity are valued at amortized cost. The Company includes unrealized holding gains and losses for available-for-sale securities in other comprehensive income (loss). Realized gains and losses are recognized on an average cost basis and are included in income. Declines in fair value that are considered to be other than temporary are reported in gain (loss) on investments.

Property and Equipment, Net

Property and equipment owned by the Company are stated at historical cost less accumulated depreciation and amortization. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are recorded utilizing straight-line and in certain circumstances accelerated methods, typically over the shorter of estimated asset lives or related lease terms. The Company amortizes leasehold improvements over the shorter of the estimated asset life or expected lease term that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured.

Goodwill and Intangibles

Goodwill and other intangible assets are accounted for in accordance with ASC 350, "Intangibles — Goodwill and Other." This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Leasehold intangibles, which represent the excess of fair value over the carrying value (assets) or the excess of carrying value over fair value (liabilities) of acquired leases, are amortized on a straight-line basis over the remaining terms of the lease agreements. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears to be reasonably assured. The lease intangibles are included in other current assets and accrued liabilities for the current portions and other assets and other noncurrent liabilities for the noncurrent portions. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Developer incentives are recognized as a reduction to occupancy costs over the lease term. The lease term commences on the date when the Company gains control of the property.

Vendor Allowances

The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in our stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter.

The following summarizes the types of vendor incentives and the Company's applicable accounting policies:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to SG&A expenses in the period that the advertising expense is incurred.
- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period

that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.

- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expenses in the period that the payroll cost is incurred.

Pension and Postretirement Obligations

The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate, investment earnings, as well as the remaining service period of active employees. The Company calculates the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

Stock Based Compensation

The Company accounts for stock based compensation under the guidelines of ASC 718, "Compensation — Stock Compensation." ASC 718 requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award.

Self Insurance Reserves

The Company is responsible for the payment of workers' compensation, general liability and automobile claims under certain dollar limits. The Company purchases insurance for workers' compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. Management believes that the Company's loss reserves are adequate but actual losses may differ from the amounts provided.

The Company is responsible for the payment of medical and dental claims and records a liability for claims obligations in excess of amounts collected from associate premiums. Historical data on incurred claims along with industry accepted loss analysis standards are used to estimate the loss development factors to project the future development of incurred claims. Management believes that the Company's reserves are adequate but actual claims liabilities may differ from the amounts provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. The annual effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. In accordance with ASC 740, "Income Taxes," the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accrues interest related to unrecognized tax benefits in interest expense, while accruing penalties related to unrecognized tax benefits in income tax expense (benefit).

Derivative Financial Instruments

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The difference between the fixed rate leg and the variable rate leg of each swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the changes in the fair value of swaps designated as cash flow hedges are marked to market through accumulated other comprehensive income (loss). Swaps that are not designated as hedges are marked to market through gain (loss) on investments.

As of January 29, 2011, the Company has one interest rate swap for an $80.0 million notional amount, which has a fixed rate of 5.2% and expires in fiscal year 2013. It has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million floating rate senior note. The Company previously had a $125.0 million notional amount swap, which had a fixed rate of 6.0% and expired in September 2008, that had been designated as a cash flow hedge against variability in future interest payments on a $125.0 million variable rate bond facility. On July 26, 2007, the $125.0 million notional amount swap was de-designated due to the Company's decision to prepay the underlying debt.

(2) Goodwill and Intangibles

Goodwill and other intangible assets are accounted for in accordance with ASC 350, "Intangibles — Goodwill and Other." This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. At January 31, 2009, the Company completed its annual impairment measurement and, through the use of discounted cash flow techniques and market comparisons, determined that the fair value of the reporting unit was less than its carrying value. As a result, the Company recorded a $326.6 million goodwill impairment charge. The impairment of goodwill was a non-cash charge and did not affect the Company's compliance with financial covenants under its various debt agreements.

Amortizing intangibles are comprised of the following:

	January 29, 2011	January 30, 2010
	(Dollars in thousands)	
Amortizing intangible assets:		
Favorable lease intangibles	$ 9,960	$ 10,160
Accumulated amortization — favorable lease intangibles	(3,368)	(2,586)
Credit card and customer list intangibles	18,746	18,746
Accumulated amortization — credit card and customer list intangibles	(12,913)	(10,813)
Other intangibles	7,852	7,951
Accumulated amortization — other intangibles	(6,131)	(5,870)
Net amortizing intangible assets	$ 14,146	$ 17,588
Amortizing intangible liabilities:		
Unfavorable lease intangibles	$(26,347)	$(30,453)
Accumulated amortization — unfavorable lease intangibles	6,394	6,579
Net amortizing intangible liabilities	$(19,953)	$(23,874)

The Company recorded net amortization expense related to amortizing intangibles of $1.6 million in fiscal year 2011, and $2.0 million in fiscal years 2010 and 2009, respectively.

(3) Other Asset Impairment and Exit Costs

In fiscal year 2011, the Company recorded $5.9 million in asset impairment charges primarily to adjust two retail locations' net book values to fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows. The Company also recorded a $3.5 million charge for real estate holding costs related to a store closing, offset by a $3.5 million revision to a previously estimated lease termination reserve.

In fiscal year 2010, the Company recorded $38.5 million in impairment charges primarily to adjust eight retail locations' net book values to fair value, a $1.0 million charge for real estate holding costs and other store closing costs, and $0.4 million in exit costs comprised primarily of severance costs associated with the outsourcing of certain information technology functions.

As of January 29, 2011 and January 30, 2010, the remaining reserve balance for post-closing real estate lease obligations was $8.9 million and $8.8 million, respectively. These balances are presented within accrued liabilities and other noncurrent liabilities on the consolidated balance sheets. The Company does not anticipate incurring significant additional exit costs in connection with the store closings. The following is a summary of post-closing real estate lease obligations activity:

	January 29, 2011	January 30, 2010
	(Dollars in thousands)	
Balance, beginning of year	$ 8,821	$ 7,044
Charges and adjustments	1,857	2,858
Utilization/payments	(1,783)	(1,081)
Balance, end of year	$ 8,895	$ 8,821

(4) Accumulated Other Comprehensive Loss

The following table sets forth the components of accumulated other comprehensive loss:

	January 29, 2011	January 30, 2010
	(Dollars in thousands)	
Unrealized loss on interest rate swaps, net of $2,119 and $2,789 of income taxes as of January 29, 2011 and January 30, 2010, respectively	$ (3,268)	$ (4,614)
Defined benefit plans, net of $83,348 and $90,721 of income taxes as of January 29, 2011 and January 30, 2010, respectively	(138,077)	(151,815)
Accumulated other comprehensive loss	$(141,345)	$(156,429)

(5) Accounts Receivable, Net

Accounts receivable, net consists of:

	January 29, 2011	January 30, 2010
	(Dollars in thousands)	
Accounts receivable from vendors	$12,322	$ 9,283
Credit card accounts receivable	16,428	9,381
Other receivables	2,369	3,763
Accounts receivable, net	$31,119	$22,427

(6) Investments

Held-to-maturity securities as of January 29, 2011 consisted of a $6.2 million ARS classified as a short-term investment, which represents the amount called at par by the issuer during the first quarter of fiscal year 2012. As a result of persistent failed auctions during fiscal year 2009 and the uncertainty of when these investments could be successfully liquidated at par, the Company reclassified the ARS to held-to-maturity from available-for-sale during fiscal year 2010. As of January 29, 2011, the amortized cost and fair value of the ARS was $6.2 million.

During the fourth quarter of fiscal year 2009, the Company recognized an other-than-temporary impairment on its investment in a partnership that had been accounted for under the equity method of accounting, as the Company did not anticipate recovering the partnership's cost basis in the near future. The Company determined this other-than-temporary impairment primarily due to the macroeconomic effects across the retail industry which resulted in declines in retail property values associated with this partnership. Accordingly, the Company recorded a $1.4 million other-than-temporary impairment in gain (loss) on investments, and reduced the cost basis of the partnership to a fair value of zero.

(7) Property and Equipment, net

Details of property and equipment, net are as follows:

	Estimated Lives	January 29, 2011	January 30, 2010
	(In Years)	(Dollars in thousands)	
Land		$ 51,173	$ 58,494
Buildings	primarily 15-31.5	1,071,126	1,044,520
Furniture, fixtures and equipment	3-20	1,117,326	1,083,214
Property under capital leases	5-20	63,943	56,777
Construction in progress		1,977	12,061
		2,305,545	2,255,066
Less accumulated depreciation and amortization		(1,354,425)	(1,245,816)
Property and equipment, net		$ 951,120	$ 1,009,250

The Company recorded depreciation and amortization related to property and equipment of $138.6 million, $156.4 million and $163.3 million in fiscal years 2011, 2010 and 2009, respectively. Accumulated amortization of assets under capital lease was $44.4 million and $41.7 million as of January 29, 2011 and January 30, 2010, respectively.

(8) Sale of Properties

During fiscal year 2011, the Company sold three former store locations for $4.6 million that resulted in gains on sale of property of $2.3 million.

During fiscal year 2009, the Company sold an acquired distribution facility for $4.0 million that resulted in a gain on the sale of property of $0.7 million. The Company also sold an acquired corporate headquarters facility and adjacent land parcels for $12.4 million that resulted in a gain on the sale of property of $1.3 million. In addition, during fiscal year 2009, the Company sold two stores for net proceeds of $2.6 million, which resulted in no gain or loss.

(9) Accrued Liabilities

Accrued liabilities are comprised of the following:

	January 29, 2011	January 30, 2010
	(Dollars in thousands)	
Salaries, wages and employee benefits	$ 44,665	$ 44,696
Gift card liability	32,143	30,049
Accrued capital expenditures	3,219	1,723
Taxes, other than income	17,973	17,793
Rent	7,518	6,719
Sales returns allowance	10,950	9,677
Interest	7,664	7,769
Store closing reserves	2,020	6,275
Self insurance reserves	7,494	6,292
Advertising	5,118	5,774
Other	23,080	18,881
Accrued Liabilities	$161,844	$155,648

(10) Borrowings

Long-term debt and capital lease obligations consist of the following:

	January 29, 2011	January 30, 2010
	(Dollars in thousands)	
Credit facility term loan	$125,000	$325,000
Senior notes	375,000	325,000
Capital lease agreements through August 2020	21,459	21,076
State bond facility	17,780	17,780
	539,239	688,856
Less current installments	(4,426)	(3,419)
Long-term debt and capital lease obligations, excluding current installments	$534,813	$685,437

As of January 29, 2011, the annual maturities of long-term debt and capital lease obligations over the next five years are $4.4 million, $104.7 million, $3.6 million, $3.0 million, and $227.0 million, respectively. The Company made interest payments of $36.4 million, $34.7 million and $43.7 million, of which $0.2 million, $0.5 million, and $1.7 million was capitalized into property and equipment during fiscal years 2011, 2010, and 2009, respectively.

The Company's borrowings consist primarily of a $475.0 million credit facility that matures in November 2015 and $375.0 million in senior notes. As of January 29, 2011, the credit facility was comprised of an outstanding $125.0 million term loan and a $350.0 million revolving line of credit.

The credit facility was refinanced on November 23, 2010. The refinanced credit facility allows for up to $250.0 million of outstanding letters of credit, representing a $50.0 million increase from the previous facility. Amounts outstanding under the credit facility bear interest at a base rate or LIBOR rate, at the Company's option. Base rate loans bear interest at the higher of the prime rate or the federal funds rate plus 0.5% or LIBOR plus 1.0%. LIBOR rate loans bear interest at the LIBOR rate plus a LIBOR rate margin, 1.50% as of January 29, 2011, based upon the leverage ratio. The credit facility contains restrictive covenants including leverage and fixed charge coverage ratios. The Company's calculated leverage ratio dictates the LIBOR spread that will be charged on outstanding borrowings in the subsequent quarter. The leverage ratio is calculated by dividing adjusted debt, which is the sum of the Company's outstanding debt and rent expense multiplied by a factor of eight, by pre-tax income plus net interest expense and non-cash items, such as depreciation, amortization, and impairment expense. The maximum leverage covenant ratio decreased from 4.25 under the previous facility to 4.0 under the new facility, and the calculated leverage ratio was 2.37 as of January 29, 2011. In connection with the refinancing, the Company incurred $3.3 million of financing costs that were deferred and are being amortized over the term of the credit facility. The Company was in compliance with all covenants as of January 29, 2011 and expects to remain in compliance with all debt covenants during fiscal year 2012. As of January 29, 2011, the Company had $35.4 million of standby letters of credit outstanding under the credit facility, and availability under the credit facility was $314.6 million.

On April 21, 2010, the Company made a $75.0 million discretionary payment towards the outstanding amount of the term loan under the credit facility. In addition, the Company made a discretionary payment of $125.0 million on November 23, 2010, utilizing $75.0 million of cash on hand, and $50.0 million from a 5.70% fixed rate, 10-year note issued by the Company on November 23, 2010.

The senior notes are comprised of an $80.0 million floating rate senior note that has a stated variable interest rate based on three-month LIBOR plus 80.0 basis points, or 1.10% at January 29, 2011, that matures in July 2012. This $80.0 million notional amount has an associated interest rate swap with a fixed interest rate of 5.2%. Additionally, a $20.0 million fixed rate senior note that bears interest of 5.05% matures in July 2012, a $100.0 million fixed rate senior note that bears interest of 5.31% matures in July 2015, a $125.0 million fixed rate senior note that bears interest of 6.20% matures in August 2017, and a $50.0 million fixed rate senior note that bears interest of 5.70% matures in November 2020. The senior notes have restrictive covenants that are similar to the Company's credit facility. Additionally, the Company has a $17.8 million, 20-year variable rate, 0.29% at January 29, 2011, state bond facility which matures in October 2025.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios, which include a leverage ratio, consolidated debt to consolidated capitalization ratio and a fixed charge coverage ratio. These ratios are calculated exclusive of non-cash charges, such as fixed asset, goodwill and other intangible asset impairments.

The Company utilizes a derivative financial instrument (interest rate swap agreement) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. The swap agreement is used to reduce the potential impact of increases in interest rates on variable rate debt. The difference between the fixed rate leg and the variable rate leg of the swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the change in the fair value of a swap designated as a cash flow hedge is marked to market through accumulated other comprehensive income (loss).

The Company's exposure to derivative instruments was limited to one interest rate swap as of January 29, 2011, an $80.0 million notional amount swap, which has a fixed interest rate of 5.2% and expires in fiscal year 2013. It has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million floating rate senior note.

(11) Retirement Obligations and Other Noncurrent Liabilities

Retirement obligations and other noncurrent liabilities are comprised of the following:

	January 29, 2011	January 30, 2010
	(Dollars in thousands)	
Pension liability	$ 99,343	$172,663
Deferred compensation plans	32,241	31,234
Post-retirement benefits	20,458	22,249
Supplemental executive retirement plans	24,033	23,029
Deferred gain on sale/leaseback	23,440	26,069
Unfavorable lease liability	18,015	22,169
Deferred rent	28,621	26,558
Self-insurance reserves	11,170	11,278
Developer incentive liability	9,008	9,826
Income tax reserves	19,120	17,224
Other noncurrent liabilities	14,115	8,274
Retirement obligations and other noncurrent liabilities	$299,564	$370,573

(12) Leases

The Company leases some of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 10 years. The leases usually contain renewal options at the lessee's discretion and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, contingent rentals determined on the basis of a percentage of sales in excess of stipulated minimums.

Future minimum lease payments under non-cancelable leases, net of future minimum sublease rental income under non-cancelable subleases, as of January 29, 2011 were as follows:

Fiscal Year	Capital	Operating
	(Dollars in thousands)	
2012	5,819	71,782
2013	5,806	68,447
2014	4,433	59,519
2015	3,566	51,976
2016	2,350	43,250
After 2016	4,203	276,063
Total	26,177	571,037
Less sublease rental income	—	(13,037)
Net rentals	26,177	$558,000
Less imputed interest	(4,718)	
Present value of minimum lease payments	21,459	
Less current portion	(4,426)	
Noncurrent portion of the present value of minimum lease payments	$17,033	

Sublease rental income primarily relates to the portion of the Company's headquarters building located in Charlotte, NC that was sold and leased back by the Company during fiscal year 2008 and was subsequently subleased by the Company.

Net rental expense for all operating leases consists of the following:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in thousands)		
Buildings:			
Minimum rentals	$74,141	$76,218	$76,512
Contingent rentals	3,239	2,614	3,066
Sublease rental income	(2,326)	(2,383)	(2,307)
Equipment	1,988	2,133	2,008
Total net rental expense	$77,042	$78,582	$79,279

(13) Income Taxes

Federal and state income tax expense (benefit) was as follows:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in thousands)		
Current:			
Federal	$32,758	$36,438	$ (644)
State	2,032	3,598	(6,110)
	34,790	40,036	(6,754)
Deferred:			
Federal	29,792	(9,437)	(69,476)
State	3,661	(545)	5,914
	33,453	(9,982)	(63,562)
Income taxes	$68,243	$30,054	$(70,316)

A reconciliation between income taxes and income tax expense (benefit) computed using the federal statutory income tax rate of 35% is as follows:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in thousands)		
Income tax at the statutory federal rate	$68,555	$34,016	$(99,148)
State income taxes, net of federal	3,930	744	(1,244)
Goodwill impairment	—	—	32,835
Increase in cash surrender value of officers' life insurance	(4,178)	(4,619)	(2,915)
Net increase (decrease) in uncertain tax positions	(485)	735	(4,807)
Change in valuation allowances for prior years	—	—	4,938
Other	421	(822)	25
Income taxes	$68,243	$30,054	$(70,316)

Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

	January 29, 2011	January 30, 2010
	(Dollars in thousands)	
Deferred tax assets:		
Prepaid pension costs	$ 24,517	$ 48,912
Benefit plan costs	31,740	31,868
Store closing and other reserves	20,620	15,473
Inventory capitalization	6,123	5,855
Tax carryovers	14,308	13,305
Interest rate swaps	2,007	2,758
Prepaid rent	10,995	10,068
Goodwill	55,384	61,231
Intangibles	12,451	13,173
Other	8,909	11,950
Gross deferred tax assets	187,054	214,593
Less valuation allowance	(20,996)	(19,899)
Net deferred tax assets	166,058	194,694
Deferred tax liabilities		
Property and equipment	52,716	49,753
Intangibles	6,495	6,842
Inventory	42,597	35,788
Investment securities	—	—
Other	328	563
Gross deferred tax liabilities	102,136	92,946
Net deferred tax assets	$ 63,922	$101,748

Due to current economic conditions and their impact on the future, the Company believes that it is more likely than not that the benefit from certain state net operating loss and credit carryforwards, and net deferred tax assets for state income tax purposes, will not be realized. In recognition of this risk, the Company has provided a valuation allowance of $20.8 million and $19.7 million at January 29, 2011 and January 30, 2010, respectively, on these deferred tax assets. The increase in the valuation allowance consists of $1.7 million from current year increases to deferred tax assets resulting from recurring current year operations, offset by $0.6 million related to deferred tax assets within other comprehensive income. If or when recognized, the Company anticipates that the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at January 29, 2011 will be accounted for as a reduction of income tax expense.

The Company's valuation allowance was based on an assessment of the amount of deferred tax assets that are more likely than not to be realized, and represents the extent to which deferred tax assets are not supported by future reversals of existing taxable temporary differences.

As of January 29, 2011, the Company has net operating loss carryforwards for state income tax purposes of $303.7 million. The state carryforwards expire at various intervals through fiscal year 2032 but primarily in fiscal years 2024 through 2027. The Company also has state job credits of $1.2 million, which are available to offset future taxable income, in the applicable states, if any. These credits expire between fiscal years 2016 and 2023. In addition, the Company has alternative minimum tax net operating loss carryforwards of $0.9 million which are available to reduce future alternative minimum taxable income, and are not subject to expiration.

The state net operating loss carryforwards from filed returns included uncertain tax positions taken in prior years. State net operating loss carryforwards as shown on the Company's tax returns are larger than the state net operating losses for which a deferred tax asset is recognized for financial statement purposes.

As of January 29, 2011, the total gross unrecognized tax benefit was $23.6 million. Of this total, $3.3 million represents the amount of unrecognized tax benefits (net of the federal benefit on state issues) that, if recognized, would favorably affect the effective income tax rate in a future period. A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	January 29, 2011	January 30, 2010
	(Dollars in thousands)	
Balance, beginning of year	$18,958	$ 21,567
Additions for tax positions from prior years	1,245	7,429
Reductions for tax positions from prior years	(227)	(382)
Additions for tax positions related to the current year	3,599	1,500
Settlement payments	—	(11,156)
Balance, end of year	$23,575	$ 18,958

The Company reports interest related to unrecognized tax benefits in interest expense, and penalties related to unrecognized tax benefits in income tax expense. Total accrued interest and penalties for unrecognized tax benefits (net of tax benefit) as of January 29, 2011 was $2.0 million, after recognition of a $0.1 million benefit during fiscal year 2011.

The Company is subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The Company has concluded all U.S. federal income tax matters with the IRS for tax years through 2007. All material state and local income tax matters have been concluded for tax years through 2004.

At this time, the Company does not expect a material change to its gross unrecognized tax benefit over the next 12 months.

(14) Pension, SERP and Postretirement Benefits

The Company has a defined benefit pension plan, the Belk Pension Plan, which prior to fiscal year 2010 had been partially frozen and closed to new participants. Pension benefits were suspended for fiscal year 2010, and effective December 31, 2009, the Pension Plan was frozen for those remaining participants whose benefits were not previously frozen in fiscal year 2006. This Pension Plan freeze resulted in a one-time curtailment charge of $2.7 million in the third quarter of fiscal year 2010.

The Company has a non-qualified defined benefit Supplemental Executive Retirement Plan, ("Old SERP"), which provides retirement and death benefits to certain qualified executives. Old SERP has been closed to new executives and has been replaced by the 2004 Supplemental Executive Retirement Plan ("2004 SERP"), a non-qualified defined contribution plan.

The Company also provides postretirement medical and life insurance benefits to certain retired full-time employees. The Company accounts for postretirement benefits by recognizing the cost of these benefits over an employee's estimated term of service with the Company, in accordance with ASC 715, "Compensation — Retirement Benefits."

The change in the projected benefit obligation, change in plan assets, funded status, amounts recognized and unrecognized, net periodic benefit cost and actuarial assumptions are as follows:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010
	(Dollars in thousands)					
Change in projected benefit obligation:						
Benefit obligation at beginning of year	$466,741	$ 429,863	$ 11,352	$ 10,279	$ 24,808	$ 26,704
Service cost	—	—	73	126	150	133
Interest cost	26,069	26,433	618	629	1,360	1,624
Actuarial (gains) losses	11,347	36,547	1,117	1,584	(651)	(892)
Benefits paid	(26,990)	(26,102)	(1,355)	(1,266)	(2,632)	(2,761)
Benefit obligation at end of year	477,167	466,741	11,805	11,352	23,035	24,808
Change in plan assets:						
Fair value of plan assets at beginning of year	294,078	217,546	—	—	—	—
Actual return on plan assets	51,736	58,634	—	—	—	—
Contributions to plan	59,000	44,000	1,355	1,266	2,632	2,761
Benefits paid	(26,990)	(26,102)	(1,355)	(1,266)	(2,632)	(2,761)
Fair value of plan assets at end of year	377,824	294,078	—	—	—	—
Funded Status	(99,343)	(172,663)	(11,805)	(11,352)	(23,035)	(24,809)
Unrecognized net transition obligation	—	—	—	—	456	706
Unrecognized prior service costs	—	—	—	—	—	—
Unrecognized net loss	218,670	239,870	2,560	1,594	(263)	366
Net prepaid (accrued)	$119,327	$ 67,207	$ (9,245)	$ (9,758)	$(22,842)	$(23,737)

Actuarial gains and losses are generally amortized over the average remaining service life of the Company's active employees. Due to the pension plan freeze in the third quarter of fiscal year 2010, the Company began using the average remaining life of the participants in the pension plan rather than the average remaining service life of the Company's active employees.

Amounts recognized in the consolidated balance sheets consist of the following:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010
	(Dollars in thousands)					
Accrued liabilities	$ —	$ —	$ 1,230	$ 1,326	$ 2,579	$ 2,560
Deferred income tax assets	82,342	89,743	873	546	133	432
Retirement obligations and other noncurrent liabilities	99,343	172,663	10,575	10,026	20,458	22,249
Accumulated other comprehensive loss	(136,328)	(150,127)	(1,687)	(1,048)	(62)	(640)

	Pension Benefits		Old SERP Plan		Postretirement Benefits	
	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010
	(Dollars in thousands)					
Obligation and funded status at January 29, 2011 and January 30, 2010, respectively:						
Projected benefit obligation	$477,167	$466,741	$11,805	$11,352	$23,035	$24,808
Accumulated benefit obligation	477,167	466,741	10,861	10,583	N/A	N/A
Fair value of plan assets	377,824	294,078	—	—	—	—

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010
	(Dollars in thousands)					
Net actuarial loss	$(136,328)	$(150,127)	$(1,687)	$(1,048)	$ 210	$(197)
Prior service cost	—	—	—	—	—	—
Transition obligation	—	—	—	—	(272)	(443)
	$(136,328)	$(150,127)	$(1,687)	$(1,048)	$ (62)	$(640)

Activity related to plan assets and benefit obligations recognized in accumulated other comprehensive loss are as follows:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010
	(Dollars in thousands)					
Adjustment to minimum liability	$ 9,236	$ (13)	$(734)	$(1,045)	$426	$588
Effect of pension curtailment charge	—	1,778	—	—	—	—
Amortization of unrecognized items:						
Net transition obligation	—	—	—	—	171	173
Prior service cost	—	243	—	—	—	—
Net losses	4,563	7,717	95	—	(19)	25
	$13,799	$9,725	$(639)	$(1,045)	$578	$786

The weighted-average assumptions used to determine benefit obligations at the January 29, 2011 and January 30, 2010 measurement dates were as follows:

	Pension Plan		Old SERP Plan		Postretirement Plan	
	Measurement Date		Measurement Date		Measurement Date	
	1/29/11	1/30/10	1/29/11	1/30/10	1/29/11	1/30/10
Discount rates	5.500%	5.750%	5.500%	5.750%	5.500%	5.750%
Rates of compensation increase	N/A	N/A	4.0	4.0	N/A	N/A

The following weighted-average assumptions were used to determine net periodic benefit cost for the fiscal years shown:

	Pension Plan			Old SERP Plan			Postretirement Plan		
	January 29, 2011	January 30, 2010	January 31, 2009	January 29, 2011	January 30, 2010	January 31, 2009	January 29, 2011	January 30, 2010	January 31, 2009
Discount rates	5.750%	6.375%	6.125%	5.750%	6.375%	6.125%	5.750%	6.375%	6.125%
Rates of compensation increase	N/A	4.0	4.0	4.0	4.0	4.0	N/A	N/A	N/A
Return on plan assets	8.00	8.00	8.25	N/A	N/A	N/A	N/A	N/A	N/A

The Company developed the discount rate by matching the projected future cash flows of the plan to a modeled yield curve consisting of over 500 Aa-graded, noncallable bonds. Based on this analysis, management selected a 5.75% discount rate, which represented the calculated yield curve rate rounded up to the nearest quarter point. The pension plan's expected return assumption is based on the weighted average aggregate long-term expected returns of various actively managed asset classes corresponding to the plan's asset allocation. The majority of the pension plan assets are allocated to equity securities, with the remaining assets allocated to fixed income securities, private equity investments, and cash.

The measurement date for the defined benefit pension plan, Old SERP and postretirement benefits for fiscal year 2011 is January 29, 2011. For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal year 2011; the rate was assumed to decrease to 5.0% gradually over the next six years and remain at that level for fiscal years thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing or decreasing the assumed health care cost trend rates by one percentage point would increase or decrease the accumulated postretirement benefit obligation as of January 29, 2011 by $0.4 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended January 29, 2011 by $0.1 million.

The Company maintains policies for investment of pension plan assets. The policies set forth stated objectives and a structure for managing assets, which includes various asset classes and investment management styles that, in the aggregate, are expected to produce a sufficient level of diversification and investment return over time and provide for the availability of funds for benefits as they become due. The policies also provide guidelines for each investment portfolio that control the level of risk assumed in the portfolio and ensure that assets are managed in accordance with stated objectives. The policies set forth criteria to monitor and evaluate the performance results achieved by the investment managers. In addition, managing the relationship between plan assets and benefit obligations within the policy objectives is achieved through periodic asset and liability studies required by the policies.

The asset allocation for the pension plan is as follows:

		Percentage of Plan Assets at Measurement Date		
	Target Allocation	January 29, 2011	January 30, 2010	January 31, 2009
Domestic equity securities	40-55%	48%	50%	45%
International equity securities	10-15%	14%	12%	12%
Fixed Income	30-45%	35%	34%	39%
Private Equity	0-5%	2%	2%	3%
Cash	—	1%	2%	1%
Total	100%	100%	100%	100%

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets and liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of January 29, 2011 and January 30, 2010, the pension plan assets were required to be measured at fair value. These assets included cash and cash equivalents, equity securities, fixed income securities, mutual funds, private equity funds and exchange traded limited partnership units. These categories can cross various asset allocation strategies as reflected in the preceding table.

Fair values of the pension plan assets were as follows:

		Fair Value Measurement at Reporting Date Using				Fair Value Measurement at Reporting Date Using		
Description	January 29, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Outputs (Level 2)	Significant Unobservable Inputs (Level 3)	January 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Outputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in thousands)				(Dollars in thousands)		
Cash and cash equivalents	$ 9,647	$ —	$ 9,647	$ —	$ 8,075	$ 237	$ 7,838	$ —
Equity securities								
International companies	14,060	14,060	—	—	2,181	2,181	—	—
U.S. companies (a)	92,336	92,336	—	—	134,138	134,138	—	—
Fixed income securities								
Corporate bonds	20,335	—	20,335	—	3,397	—	3,397	—
Government securities	63,204	—	63,204	—	15,571	—	15,571	—
Mortgage backed securities	2,075	—	2,075	—	402	—	402	—
Municipal bonds	640	—	640	—	—	—	—	—
Mutual funds	169,720	53,620	116,100	—	124,157	86,033	38,124	—
Private equity	5,560	—	—	5,560	5,640	—	—	5,640
Exchange traded limited partnership units	247	247	—	—	517	517	—	—
Total assets measured at fair value	$377,824	$160,263	$212,001	$5,560	$294,078	$223,106	$65,332	$5,640

(a) The U.S. equity securities consist of large cap companies, mid cap companies and small cap companies of $56.3 million, $20.5 million and $15.5 million, respectively, in fiscal year 2011, and $95.0 million, $19.8 million and $19.3 million, respectively, in fiscal year 2010.

The pension plan cash equivalents, corporate bonds, government securities, mortgage backed securities, municipal bonds, and mutual funds of $9.6 million, $20.3 million, $63.2 million, $2.1 million, $0.6 million, and $116.1 million, respectively, in fiscal year 2011, and cash equivalents, corporate bonds, government securities, mortgage backed securities, and mutual funds of $7.8 million, $3.4 million, $15.6 million, $0.4 million and $38.1 million, respectively, in fiscal year 2010 have been classified as Level 2:

Cash equivalents and mutual funds — fair values of cash equivalents and mutual funds are largely provided by independent pricing services. Where independent pricing services provide fair values, the

Company has obtained an understanding of the methods, models and inputs used in pricing, and has procedures in place to validate that amounts provided represent current fair values.

Investments in corporate bonds, municipal bonds and government securities — fair values of corporate bonds, municipal bonds, and government securities are valued based on a calculation using interest rate curves and credit spreads applied to the terms of the debt instruments (maturity and coupon interest rate) and consider the counterparty credit rating.

Mortgage backed securities — fair values of mortgage backed securities are based on external broker bids, where available, or are determined by discounting estimated cash flows.

The private equity pension plan investments are considered Level 3 assets as there is not an active market for identical assets from which to determine fair value or current market information about similar assets to use as observable inputs. The fair value of private equity investments is determined using pricing models, which requires significant management judgment.

The following table provides a reconciliation of the fiscal year 2011 and 2010 beginning and ending balances of the pension plan's private equity funds (Level 3):

	(Dollars in thousands)
Balance as of January 31, 2009	$ 7,188
Calls of private equity investments	180
Total losses realized/unrealized included in plan earnings	(1,261)
Distributions of private equity investments	(467)
Balance as of January 30, 2010	$ 5,640
Calls of private equity investments	476
Total gains realized/unrealized included in plan earnings	402
Distributions of private equity investments	(958)
Balance as of January 29, 2011	$ 5,560

The Company expects to have the following benefit payments related to its pension, Old SERP and postretirement plans in the coming years:

Fiscal Year	Pension Plan	Old SERP Plan	Postretirement Plan
		(Dollars in thousands)	
2012	$ 27,710	$1,263	$ 2,648
2013	27,726	1,227	2,510
2014	27,919	1,192	2,425
2015	28,170	1,158	2,293
2016	28,379	1,125	2,188
2017 — 2021	146,703	5,970	10,220

Under the current requirements of the Pension Protection Act of 2006, the Company is required to fund the net pension liability over seven years. The net pension liability is calculated based on certain assumptions at January 1, of each year, that are subject to change based on economic conditions (and any regulatory changes) in the future. The Company expects to contribute sufficient amounts to the pension plan so that the Pension Protection Act of 2006 guidelines are exceeded, and over the next five years, the pension plan becomes fully funded. The Company elected to contribute $59.0 million to its Pension Plan in fiscal year 2011. In the prior year, the Company made a $44.0 million discretionary contribution to its Pension Plan on September 15, 2009. The Company expects to contribute $1.3 million and $2.6 million to its non-qualified defined benefit Supplemental Executive Retirement Plan and postretirement plan, respectively, in fiscal year 2012.

The components of net periodic benefit expense are as follows:

	Fiscal Year Ended								
	Pension Plan			Old SERP Plan			Postretirement Plan		
	January 29, 2011	January 30, 2010	January 31, 2009	January 29, 2011	January 30, 2010	January 31, 2009	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in thousands)								
Service cost	$ —	$ —	$ 3,095	$ 73	$126	$ 189	$ 150	$ 133	$ 133
Interest cost	26,069	26,433	24,577	618	629	728	1,360	1,624	1,629
Expected return on assets	(26,202)	(22,107)	(23,584)	—	—	—	—	—	—
Amortization of unrecognized items:									
Net transition obligation	—	—	—	—	—	—	262	262	262
Prior service cost	—	371	495	—	1	1	—	—	—
Net losses (gains)	7,010	11,806	9,887	144	—	217	(30)	39	16
Annual benefit expense	$ 6,877	$ 16,503	$ 14,470	$835	$756	$1,135	$1,742	$2,058	$2,040
Curtailment (gain)/loss	—	2,719	—	—	—	—	—	—	—
Total expense	$ 6,877	$ 19,222	$ 14,470	$835	$756	$1,135	$1,742	$2,058	$2,040

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal year 2012 are as follows:

	Pension Benefits	Old SERP Plan	Postretirement Benefits
		(Dollars in thousands)	
Amortization of actuarial loss (gain)	$7,867	$256	$(138)
Amortization of transition obligation	—	—	262
Total recognized from other comprehensive income	$7,867	$256	$ 124

(15) Other Employee Benefits

The Belk Employees' Health Care Plan provides medical and dental benefits to substantially all full-time employees. This plan for medical and dental benefits is administered through a 501 (c) (9) Trust. The Group Life Insurance Plan and The Belk Employees Short Term Disability Insurance Plan provide insurance to substantially all full-time employees and are fully insured through contracts issued by insurance companies. Expense recognized by the Company under these plans amounted to $41.8 million, $45.2 million and $44.0 million in fiscal years 2011, 2010 and 2009, respectively.

The Belk 401(k) Savings Plan, a defined contribution plan, provides benefits for substantially all employees. Effective February 1, 2009, the 401(k) Savings Plan was suspended for employer matching contributions. As of November 1, 2009, employer match contributions, following the adoption of the IRS Safe-Harbor principle, were reinstated for the plan. Employer match contributions are calculated at 100% of the first 4% of employees' contributions, plus 50% on the next 2% of employees' contributions, up to a total 5% employer match on eligible compensation. The cost of the plan was $8.1 million, $2.4 million and $11.6 million in fiscal years 2011, 2010 and 2009, respectively.

The Company has a non-qualified 401(k) Restoration Plan for highly compensated employees, as defined by the Employee Retirement Income Security Act ("ERISA"). The plan previously provided contributions to a participant's account ranging from 2% to 4.5% of eligible compensation to restore benefits limited in the qualified

401(k) plan. Effective February 1, 2009, employer contributions were suspended. As of January 1, 2010, the plan was changed to provide a contribution equal to 5% of a participant's compensation, except for those who are participants in the 2004 SERP plan, in excess of the limit set forth in Code section 401(a)(17), as adjusted. The Company accrues each participant's return on investment based on an asset investment model of their choice. The cost (benefit) of the plan to the Company in fiscal years 2011, 2010 and 2009 was $0.9 million, $1.3 million and $(1.0) million, respectively.

The 2004 SERP, a non-qualified defined contribution retirement benefit plan for certain qualified executives, previously provided annual contributions ranging from 7% to 11% of eligible compensation to the participants' accounts, which earned 6.0% interest during plan year beginning April 1, 2010. Effective February 1, 2009, employer contributions to the plan were suspended for plan year beginning April 1, 2009. Beginning with the April 1, 2010 plan year, the plan provided a contribution equal to 5% of a participant's compensation in excess of the limit set forth in Code section 401(a)(17), as adjusted. The contribution and interest costs charged to operations were $1.2 million, $0.8 million and $1.7 million in fiscal years 2011, 2010 and 2009, respectively.

Certain eligible employees participate in a non-qualified Deferred Compensation Plan ("DCP"). Participants in the DCP have elected to defer a portion of their regular compensation subject to certain limitations proscribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates that have historically been between 7% and 10%. Interest cost related to the plan and charged to interest expense was $4.0 million in fiscal years 2011, 2010 and 2009, respectively.

The Company has a Pension Restoration Plan, a non-qualified defined contribution plan. The plan provides benefits for certain officers, whose pension plan benefit accruals were frozen, that would have been otherwise grandfathered in their pension participation based on age and vesting. Effective January 1, 2009, the Company suspended accrual to this plan for one year and subsequently permanently froze future contributions as of December 31, 2009. Expense of $0.1 million, $0.1 million and $0.8 million was incurred for fiscal years 2011, 2010 and 2009, respectively, to provide benefits under this plan.

(16) Stock-Based Compensation

Under the Belk, Inc. 2010 Incentive Stock Plan (the "2010 Incentive Plan"), the Company is authorized to award up to 2.5 million shares of class B common stock for various types of equity incentives to key executives of the Company.

Under the Belk, Inc. 2000 Incentive Stock Plan (the "2000 Incentive Plan"), the Company was authorized to award up to 2.8 million shares of common stock for various types of equity incentives to key executives of the Company.

The Company recognized compensation expense, net of tax, under the 2010 and 2000 Incentive Plans of $6.7 million, $0.1 million and $0.2 million for fiscal years 2011, 2010 and 2009, respectively.

Performance Based Stock Award Programs

The Company has a performance based stock award program (the "Long Term Incentive Plan" or "LTI Plan"), which the Company grants, under its 2010 Incentive Plan, stock awards to certain key executives. Shares awarded under the LTI Plan vary based on Company results versus specified performance targets and generally vest at the end of the performance period. Beginning with fiscal year 2009, the LTI Plan began using a one-year performance period and a two-year service period. A portion of any shares earned during the performance period will be issued after the end of the performance period with the remaining shares issued at the end of the service period.

LTI Plan compensation costs are computed using the fair value of the Company's stock on the grant date based on a third-party valuation and the estimated expected attainment of performance goals. As of January 29, 2011, the unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the

LTI Plan was $4.9 million. There was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the LTI Plan as of January 30, 2010.

The weighted-average grant-date fair value of shares granted under the LTI Plans during fiscal years 2011 and 2009 was $26.00, and $25.60, respectively. There were no LTI Plan shares granted during fiscal year 2010. The total fair value of stock grants issued under the LTI Plans during fiscal year 2009 was $1.3 million. The fiscal year 2011 performance targets were met, however the plan does not vest until fiscal year 2012 and 2013. The fiscal year 2009 LTI performance targets were not met, therefore no stock grants vested in fiscal year 2010.

Activity under the LTI Plan during the year ended January 29, 2011 is as follows:

	Shares	Weighted-Average Grant Date Fair Value per Share
	(Shares in thousands)	
Non-vested at January 30, 2010	—	—
Granted	339	$26.00
Changes in Performance Estimates	176	26.00
Vested	—	26.00
Forfeited	(10)	26.00
Non-vested at January 29, 2011	505	$26.00

In fiscal year 2011, the Company established a performance-based long term incentive plan (the "Stretch Incentive Plan" or "SIP"), under its 2010 Incentive Plan, in which certain key executive officers are eligible to participate. The performance period began on the first day of the third quarter of fiscal year 2011 and ends on the last day of fiscal year 2013. The target award level for all eligible employees is set at one times target total cash compensation. Executives can earn up to a maximum of 150% of the target award for achievement equal to or greater than 110% of the cumulative earnings before interest and taxes goal and 103% of the sales goal. The SIP award will be denominated in cash and settled in shares of class B common stock. One-half of any SIP award earned will be granted after the end of the performance period; the balance of the award earned will be granted after the end of fiscal year 2014. The actual number of shares granted will be determined based on the Company's stock price on the date the shares are granted. As of January 29, 2011, the unrecognized compensation cost related to non-vested compensation arrangements granted under the SIP Plan was $10.2 million.

The Company granted one service-based stock award in fiscal year 2011. The service-based award granted ten thousand shares in fiscal year 2011; five thousand were issued and vested in the second quarter of fiscal year 2011, and the remaining five thousand will be issued at the end of the service period, fiscal year 2014. The Company granted two service-based stock awards in fiscal year 2009. One service-based award had two vesting periods, and issued five thousand shares at the end of each service period. Because the associate was employed at April 1, 2010, a total of ten thousand shares was issued. The second service-based award granted approximately seven thousand shares in fiscal year 2009. This service-based award vested in fiscal year 2009. The weighted-average grant-date fair value of shares granted under the service-based plans during fiscal years 2011 and 2009 was $26.00 and $26.49, respectively. The total fair value of service-based stock grants vested during fiscal years 2011, 2010 and 2009 was $0.3 million, $0.1 million, and $0.2 million, respectively. The unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the service-based plan as of January 29, 2011 was $0.1 million.

In fiscal year 2007, the Company established a five-year performance-based incentive stock plan for the Chief Financial Officer (the "CFO Incentive Plan"). Up to 11,765 shares are awarded under the plan at the end of each fiscal year if an annual Company performance goal is met. Performance goals are established annually for each of the five one-year performance periods, which results in five separate grant dates. The participant has the option to receive 30% of the award in cash (liability portion) at the end of each of the five one-year periods. The annual cash award is based on the number of shares earned during the annual period times the fair value of the Company's stock as of the fiscal year end. The amounts under the liability portion of the award vest ratably at the end of each fiscal year. The remaining 70% of the award (equity portion) is granted in the Company's stock. Shares granted under the equity portion vest at the end of the five-year period. The award also includes a cumulative five-year look-back feature whereby previously unearned one-year awards were earned based on cumulative performance. The shares that were awarded based on the fiscal years 2011 and 2010 performance goal had a grant date fair value of $26.00 and $11.90, respectively. The total fair value of stock grants issued during fiscal year 2011 was $0.2 million. The CFO Incentive Plan resulted in compensation cost of $0.9 million and $0.1 million in fiscal years 2011 and 2010, respectively. The CFO Incentive Plan did not result in compensation cost in fiscal year 2009.

(17) Purchase Obligations

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

The annual amount and due dates of purchase obligations as of January 29, 2011 are $74.4 million due within one year, $67.9 million due within one to three years, $28.2 million due within three to five years, and $0.1 million due after five years.

(18) Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding for the period. The diluted EPS calculation includes the effect of contingently issuable stock-based compensation awards with performance vesting conditions as being outstanding at the beginning of the period in which all vesting conditions are met. If all necessary conditions have not been satisfied by the end of the period, the contingently issuable shares included in diluted EPS are based on the number of dilutive shares that would be issuable if the end of the reporting period were the end of the contingency period. Contingently-issuable non-vested share awards are included in the diluted EPS calculation as of the beginning of the period (or as of the date of the contingent share agreement, if later).

The reconciliation of basic and diluted shares for fiscal years 2011, 2010, and 2009 is as follows:

	January 29, 2011	January 30, 2010	January 31, 2009
Basic Shares	46,921,875	48,450,401	49,010,509
Dilutive contingently-issuable non-vested share awards	83,840	—	—
Dilutive contingently-issuable vested share awards	5,818	2,059	—
Diluted Shares	47,011,533	48,452,460	49,010,509

For fiscal year ended January 31, 2009, the Company had a net loss from operations; therefore, the inclusion of contingently-issuable vested share awards would have an anti-dilutive effect on the Company's calculation of diluted loss per share. Accordingly, the diluted loss per share equals basic loss per share for this period.

(19) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets and liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of January 29, 2011 and January 30, 2010, the Company held an interest rate swap that is required to be measured at fair value on a recurring basis. In the fourth quarter of fiscal year 2010, all available-for-sale investment securities were contributed to charitable organizations, and the auction rate security was reclassified to held-to-maturity.

The Company has entered into interest rate swap agreements with financial institutions to manage the exposure to changes in interest rates. The fair value of interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the swap agreement, taking into account the current credit worthiness of the swap counterparties. The fair values of swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The Company has consistently applied these valuation techniques in all periods presented. Additionally, the change in the fair value of a swap designated as a cash flow hedge is marked to market through accumulated other comprehensive income (loss). Any swap that is not designated as a hedging instrument is marked to market through gain (loss) on investments.

The Company's assets and liabilities measured at fair value on a recurring basis at January 29, 2011 and January 30, 2010, respectively, were as follows:

Description	Fair Value at January 29, 2011				Fair Value at January 30, 2010			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)							
Interest rate swap liability	$—	$5,388	$—	$5,388	$—	$7,403	$—	$7,403

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The fair value measurements related to the impairment of long-lived assets during fiscal year 2011 were determined using expected future cash flow analyses. The Company classifies these measurements as Level 3.

	Property and Equipment
	(Dollars in thousands)
Measured as of January 29, 2011:	
Carrying amount	$ 6,828
Fair value measurement	950
Impairment charge recognized	(5,878)
Measured as of January 30, 2010:	
Carrying amount	$ 48,567
Fair value measurement	10,052
Impairment charge recognized	(38,515)

The following table presents the carrying amounts and estimated fair values of financial instruments not measured at fair value in the consolidated balance sheets. These included the Company's auction rate security and fixed rate long-term debt.

	January 29, 2011		January 30, 2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in thousands)			
Financial assets				
Auction rate security	$ 6,150	$ 6,150	$ 9,350	$ 9,350
Financial liabilities				
Long-term debt (excluding capitalized leases)	$517,780	$520,036	$667,780	$647,287

As of January 29, 2011, the par value of the ARS was $6.2 million and the estimated fair value was $6.2 million, based on the amount received upon call by the issuer in the first quarter of fiscal year 2012.

The fair value of the Company's fixed rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

(20) Stockholders' Equity

Authorized capital stock of Belk, Inc. includes 200 million shares of Class A common stock, 200 million shares of Class B common stock and 20 million shares of preferred stock, all with par value of $.01 per share. At January 29, 2011, there were 45,408,268 shares of Class A common stock outstanding, 935,666 shares of Class B common stock outstanding, and no shares of preferred stock outstanding.

Class A shares are convertible into Class B shares on a 1 for 1 basis, in whole or in part, at any time at the option of the holder. Class A and Class B shares are identical in all respects, with the exception that Class A stockholders are entitled to 10 votes per share and Class B stockholders are entitled to one vote per share. There are restrictions on transfers of Class A shares to any person other than a Class A permitted holder. Each Class A share transferred to a non-Class A permitted holder automatically converts into one share of Class B.

On March 30, 2011, the Company declared a regular dividend of $0.55 on each share of the Class A and Class B Common Stock outstanding on that date. On April 1, 2010, the Company declared a regular dividend of $0.40 and a special one-time additional dividend of $0.40, and on April 1, 2009, the Company declared a regular dividend of $0.20, on each share of the Class A and Class B Common Stock outstanding on those dates.

On March 30, 2011, the Company's Board of Directors approved a self-tender offer to purchase up to 2,200,000 shares of common stock at a price of $33.70 per share. On April 1, 2010, the Company's Board of Directors approved a self-tender offer to purchase up to 2,880,000 shares of common stock at a price of $26.00 per share. The tender offer was initiated on April 21, 2010, and on May 19, 2010, the Company accepted for purchase 1,482,822 shares of Class A and 494,719 shares of Class B common stock for $51.4 million.

On April 1, 2009, the Company's Board of Directors approved a self-tender offer to purchase up to 500,000 shares of common stock at a price of $11.90 per share. The tender offer was initiated on April 22, 2009, and on May 20, 2009, the Company accepted for purchase 102,128 shares of Class A and 139,536 shares of Class B common stock for $2.9 million. Subsequently, in a separate transaction, the Company accepted for purchase 258,336 shares of Class A common stock for $3.1 million on June 24, 2009 from Mr. H.W. McKay Belk, former President and Chief Merchandising Officer. The number of shares purchased from Mr. Belk represents the difference between the number of shares of common stock which the Company offered to purchase in the tender offer that was initiated on April 22, 2009 and the number of shares that were tendered by stockholders and purchased by the Company. The purchase price was the same as the purchase price offered by the Company in the initial tender offer.

(21) Selected Quarterly Financial Data (unaudited)

The following table summarizes the Company's unaudited quarterly results of operations for fiscal years 2011 and 2010:

	Three Months Ended			
	January 29, 2011	October 30, 2010	July 31, 2010	May 1, 2010
	(In thousands, except per share amounts)			
Revenues	$1,175,109	$746,556	$787,697	$803,913
Gross profit(1)	405,997	230,749	255,631	267,362
Net income (loss)	95,075	(4,239)	12,449	24,343
Basic income (loss) per share	2.05	(0.09)	0.27	0.50
Diluted income (loss) per share	2.04	(0.09)	0.27	0.50

	Three Months Ended			
	January 30, 2010	October 31, 2009	August 1, 2009	May 2, 2009
	(In thousands, except per share amounts)			
Revenues	$1,097,109	$727,988	$760,261	$760,894
Gross profit(1)	376,118	231,515	237,893	228,801
Net income	56,736	446	9,410	544
Basic income per share	1.17	0.01	0.19	0.01
Diluted income per share	1.17	0.01	0.19	0.01

(1) Gross profit represents revenues less cost of goods sold (including occupancy, distribution and buying expenses)

Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Belk, Inc.:

We have audited the accompanying consolidated balance sheets of Belk, Inc. and subsidiaries as of January 29, 2011 and January 30, 2010, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 29, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belk, Inc. and subsidiaries as of January 29, 2011 and January 30, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Belk, Inc. and subsidiaries' internal control over financial reporting as of January 29, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 12, 2011, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Charlotte, North Carolina
April 12, 2011

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. You can identify these forward-looking statements through our use of words such as "may," "will," "intend," "project," "expect," "anticipate," "believe," "estimate," "continue" or other similar words.

Forward-looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the Internet, general economic conditions, the success of our re-branding, our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute growth strategies, anticipated benefits from our strategic initiative to strengthen our merchandising and planning organizations, anticipated benefits from the redesign of our belk.com website and our eCommerce fulfillment center, the expected benefit of new systems and technology, anticipated benefits from our acquisitions and the anticipated benefit under our Program Agreement with GE. These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements.

We believe that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements. Any such forward-looking statements are qualified by the following important risk factors and other risks which may be disclosed from time to time in our filings that could cause actual results to differ materially from those predicted by the forward-looking statements. Forward-looking statements relate to the date initially made, and we undertake no obligation to update them.

Risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements include, but are not limited to:

- Economic, political and business conditions, nationally and in our market areas, including rates of economic growth, interest rates, inflation or deflation, consumer credit availability, levels of consumer debt and bankruptcies, tax rates and policy, unemployment trends, potential acts of terrorism and threats of such acts and other matters that influence consumer confidence and spending;
- The customer response to our re-branding initiative;
- Our ability to anticipate the demands of our customers for a wide variety of merchandise and services, including our predictions about the merchandise mix, quality, style, service, convenience and credit availability of our customers;
- Unseasonable and extreme weather conditions in our market areas;
- Seasonal fluctuations in quarterly net income due to the significant portion of our revenues generated during the holiday season in the fourth fiscal quarter and the significant amount of inventory we carry during that time;
- Competition from other department and specialty stores and other retailers, including luxury goods retailers, general merchandise stores, Internet retailers, mail order retailers and off-price and discount stores, in the areas of price, merchandise mix, quality, style, service, convenience, credit availability and advertising;
- Our ability to effectively use advertising, marketing and promotional campaigns to generate high customer traffic in our stores and, to a lesser degree, through on-line sales;
- Variations in the amount of vendor allowances;
- Our ability to expand our eCommerce business through our updated and redesigned belk.com website, including our ability to meet the systems challenges of operating the website consistently and our ability to efficiently operate our eCommerce fulfillment facility;
- Our ability to find qualified vendors from which to source our merchandise and our ability to access products in a timely and efficient manner from a wide variety of domestic and international vendors;

- Increases in the price of merchandise, raw materials, fuel and labor or their reduced availability;
- The income we receive from, and the timing of receipt of, payments from GE, the operator of our private label credit card business, which depends upon the amount of purchases made through the proprietary credit cards, the level of finance charge income generated from the credit card portfolio, the number of new accounts generated, changes in customers' credit card use, and GE's ability to extend credit to our customers;
- Our ability to manage our expense structure;
- Our ability to continue to open new stores, or to remodel or expand existing stores, including the availability of existing retail stores or store sites on acceptable terms and our ability to successfully execute the Company's retailing concept in new markets and geographic regions;
- The efficient and effective operation of our distribution network and information systems to manage sales, distribution, merchandise planning and allocation functions;
- The effectiveness of third parties in managing our outsourced business;
- Loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees;
- Changes in federal, state or local laws and regulations;
- Our ability to comply with debt covenants, which could adversely affect our capital resources, financial condition and liquidity; and
- Our ability to realize the planned efficiencies from our acquisitions and effectively integrate and operate the acquired stores and businesses, including our fiscal year 2007 acquisition of Parisian stores and our fiscal year 2007 acquisition of the assets of Migerobe and commencement of our owned fine jewelry business.

For a detailed description of the risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements, we refer you to the section captioned "Risk Factors" in our annual report on Form 10-K for the fiscal year ended January 29, 2011 that we filed with the SEC on April 12, 2011. Our other filings with the SEC may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

Our forward-looking statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, even if future events or new information may impact the validity of such statements.


belk
MODERN. SOUTHERN. STYLE.

CORPORATE HEADQUARTERS
Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

TRANSFER AGENT
Belk Stores Services, Inc.
Telephone: (704) 357-1000

AUDITORS
KPMG LLP
550 South Tryon Street
Suite 3200
Charlotte, North Carolina 28202
Telephone: (704) 335-5300

GENERAL COUNSEL
Ralph A. Pitts
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Additional Information

Analysts, investors and others seeking financial data, as well as news media representatives and other persons seeking general information about the Company, should contact Ralph A. Pitts at the address and telephone number set forth at left.

Annual Report on Form 10-K

Copies of the Company's annual report on Form 10-K filed with the SEC will be furnished without charge to stockholders upon written request to Ralph A. Pitts at the address set forth at left.

Annual Meeting

The Company will hold its Annual Stockholders Meeting at 11:00 a.m., local time, on May 25, 2011, at the Mint Museum Uptown, 500 S. Tryon Street, Charlotte, North Carolina.

Quarterly Stock Price Information and Stockholders of Record

In fiscal year 2011, there was no established trading market for either the Class A Common Stock or the Class B Common Stock. There were limited and sporadic quotations of bid and ask prices for the Class A Common Stock and the Class B Common Stock in the Pink Sheets and on the OTC Bulletin Board under the symbols "BLKIA" and "BLKIB," respectively. As of April 8, 2011, Belk, Inc. had approximately 562 stockholders of record of 45,408,268 shares of Class A Common Stock outstanding and 299 stockholders of record of 1,122,221 shares of Class B Common Stock outstanding.

Dividends

On March 30, 2011, the Company declared a regular dividend of $0.55 on each outstanding share of the Class A and Class B Common Stock. The amount of dividends paid with respect to fiscal year 2012 and each subsequent year will be determined at the sole discretion of the Board of Directors based upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.


belk
MODERN. SOUTHERN. STYLE.

2801 West Tyvola Road
Charlotte, North Carolina 28217
704-357-1000
www.belk.com